SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934**

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement ☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12.

COLE NATIONAL CORPORATION
(Name of Registrant as Specified in its Charter)

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COLE NATIONAL CORPORATION

5915 LANDERBROOK DRIVE

MAYFIELD HEIGHTS, OHIO 44124

NOTICE OF ANNUAL MEETING

The annual meeting of the stockholders of Cole National Corporation will be held on June 14, 2001, at 10:00 a.m., at 5915 Landerbrook Drive, Suite 110, Mayfield Heights, Ohio. The principal business of the meeting will be:

(1) To elect seven directors.

(2) To approve amendments to, and the reauthorization of, the Management Incentive Bonus Program, originally approved by stockholders at the annual meeting held on June 6, 1996.

(3) To approve amendments to the 1999 Employee Stock Purchase Plan.

(4) To confirm the selection of Arthur Andersen LLP as the independent certified public accountants of Cole National for fiscal year 2001.

(5) To transact any other business that may properly come before the meeting.

Only stockholders of record on April 20, 2001 will be entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements of the meeting. If you own shares through a nominee and you want to have your vote counted, you must instruct your nominee to vote.

By Order of the Board of Directors

Leslie D. Dunn

LESLIE D. DUNN
Secretary

May 10, 2001

YOUR VOTE IS IMPORTANT

Please promptly complete, sign, date and mail the enclosed form of proxy whether or not you plan to be present at the annual meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Returning a signed proxy will not prevent you from attending the meeting and voting in person, if you wish to do so.

Also enclosed is a copy of our Annual Report for the year ended February 3, 2001. The Annual Report contains financial and other information about Cole National. However, the Annual Report is not incorporated into the proxy statement and is not a part of the proxy soliciting material.

COLE NATIONAL CORPORATION

5915 Landerbrook Drive
Mayfield Heights, Ohio 44124

PROXY STATEMENT FOR COLE NATIONAL CORPORATION
ANNUAL MEETING OF STOCKHOLDERS

Your Board of Directors is furnishing this proxy statement to you in connection with our solicitation of proxies for use at the annual meeting of the stockholders of Cole National Corporation. This meeting will be held on June 14, 2001. This proxy statement and the related form of proxy was first mailed to stockholders on approximately May 10, 2001.

If you sign and return the enclosed proxy card, your shares will be voted as indicated on the card. Without affecting any vote previously taken, you may revoke your proxy by delivering to us a new, later dated proxy for the same shares. You may also revoke your proxy by giving us written notice before or at the meeting. Your presence at the meeting will not by itself revoke your proxy appointment.

At the close of business on April 20, 2001, the record date for the determination of those stockholders who are entitled to notice of, and to vote at, the annual meeting, there were 15,695,229 shares of Cole National common stock outstanding. Each share of our common stock is entitled to one vote on each matter brought before the meeting.

We will bear the costs of soliciting proxies from our stockholders. In addition to the use of the mails, our directors, officers and employees may solicit proxies through personal interviews, telephone, facsimile or telegram. Directors, officers and employees will not be paid for their solicitation efforts, except for reimbursement of any out-of-pocket expenses. We have also engaged Morrow & Co. to assist in the distribution and solicitation of proxies for an estimated fee of $6,500. We have made arrangements with brokerage houses and other custodians, nominees and fiduciaries to distribute solicitation material to the beneficial owners of the common stock held of record by those persons. We will reimburse those brokerage houses, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

For us to take action at the Annual Meeting, the holders of a majority of our common stock must be present in person at the Annual Meeting or represented by proxy. The nominees for election as directors who receive the greatest number of votes will be elected directors. Under New York Stock Exchange rules, the approval of amendments to, and reauthorization of, our Management Incentive Bonus Program and the approval of amendments to our 1999 Employee Stock Purchase Plan will each require the affirmative vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting, provided that the total vote cast (whether "for," "against" or "abstain") on each proposal represents a majority of the Common Stock outstanding and entitled to vote at the Annual Meeting.

Confirmation of the selection of our independent certified public accountants requires approval by a majority of the shares of common stock cast at the meeting. Abstentions to any proposal will be counted as votes cast on that proposal. Shares that are not voted with respect to any proposal because of restrictions on a broker's discretionary authority ("broker non-votes") will not be counted as cast for such proposal, but will be counted to determine whether a quorum is present at the Annual Meeting provided such shares are voted on any proposal presented to the Annual Meeting. If your shares are held in "street" name by your broker, your broker will vote your shares with respect to the amendments to, and reauthorization of, the Management Incentive Bonus Program only if you provide written instructions on how to vote. If you do not provide your broker with instructions on

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how to vote with respect to the Management Incentive Bonus Program, your shares will not be voted on that proposal but will be counted for purposes of determining whether a quorum is present at the annual meeting. We urge you to instruct your broker in writing to vote your shares in favor of the Management Incentive Bonus Program. **Because of these requirements, we urge you to vote "FOR" each proposal. You are urged to mail your signed and dated proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the annual meeting. If you hold shares in nominee name through brokers, we urge you to instruct your nominees to vote "FOR" each proposal.** To ensure that your broker receives your instructions, we suggest that you send your instructions to your broker by fax, overnight delivery service, or by certified mail, return receipt requested. You should also call your broker to make sure your instructions were received.

If you receive multiple copies of our Annual Report, you may call our Stockholder Services department at 440/449-4100 to request that one copy be sent to you for all of your accounts. Stockholders owning shares beneficially may give permission to their nominees to request the discontinuance of multiple mailings. You may resume mailing of an Annual Report to an account by calling our Stockholder Services department.

ELECTION OF DIRECTORS

Item No. 1

Votes will be cast according to the authority granted by the enclosed proxy for the election of the seven nominees listed below. Each elected director's term of office is one year, or until a successor is elected. All of the nominees listed below currently serve as directors of Cole National and of Cole National Group, a wholly owned subsidiary of Cole National. If, in the judgment of the proxy holders, an unexpected occurrence makes it necessary to substitute some other person for any of the nominees, shares will be voted for the other person that proxy holders select.

Name	Age	Position
Jeffrey A. Cole	59	Chairman, Chief Executive Officer and Director
Larry Pollock	54	President, Chief Operating Officer and Director
Timothy F. Finley	57	Director
Irwin N. Gold	44	Director
Peter V. Handal	58	Director
Charles A. Ratner	59	Director
Walter J. Salmon	70	Director

Mr. Cole has been a director of Cole National or its predecessor since 1969. He has been Chairman since 1992, Chief Executive Officer since 1984 and served as Chief Financial Officer from 1991 until 1999. He is also a director of Hartmarx Corporation and Pearle Europe BV.

Mr. Pollock became a director and President and Chief Operating Officer of Cole National in January 2000. Prior to joining Cole National, Mr. Pollock served as President and Chief Executive Officer of HomePlace, Inc., a housewares retailer, from September 1998 to June 1999. Mr. Pollock joined HomePlace, Inc. in January 1997 as Executive Vice President and Chief Operating Officer. HomePlace, Inc. filed a voluntary petition in bankruptcy in January 1998. From 1994 to 1996, Mr. Pollock served as President, Chief Operating Officer and a director of Zale Corporation, a jewelry retailer. Mr. Pollock is also a partner of Independent Group L.P., a privately held radio broadcasting company based in Cleveland, Ohio. Mr. Pollock is a director of Borders Group, Inc.

Mr. Finley has been a director of Cole National since 1992. In 1999, Mr. Finley retired as Chairman and Chief Executive Officer of Jos. A. Bank Clothiers, Inc., a clothing retailer, a position which he had held since 1990.

Mr. Gold has been a director of Cole National since 1992. Mr. Gold is a Senior Managing Director of Houlihan Lokey Howard & Zukin, a specialty investment banking firm, where he has been employed since 1988. Mr. Gold is a director of Houlihan Lokey Howard & Zukin and Nexiq Technologies, Inc.

Mr. Handal has been a director of Cole National since 1992. Currently, Mr. Handal serves as President and Chief Executive Officer of Dale Carnegie Training & Associates, Inc., a provider of corporate business seminars and training courses; President of COWI International Group, a consulting company; President of J4P Associates, a real estate firm; and President of Fillmore Leasing Company. Previously, Mr. Handal served as the President of Victor B. Handal and Bro., Inc., an apparel manufacturer and distributor. He is a director of Jos. A. Bank Clothiers, Inc., Factory 2U Stores, Inc. and W. Kruk Company of Poland, a specialty gift company.

Mr. Ratner has been a director of Cole National since March 1995. Since 1993, Mr. Ratner has served as President and, since 1995, Chief Executive Officer of Forest City Enterprises, Inc., a national real estate development and management company. He is also a director of Forest City Enterprises, Inc. and American Greetings Corporation.

Mr. Salmon has been a Director of Cole National since June 1997. Mr. Salmon is the Stanley Roth Sr., Professor of Retailing, Emeritus at the Harvard University Graduate School of Business Administration, where he has been a member of the faculty since 1956. Mr. Salmon also served as Senior Associate Dean and Director of External Relations from 1989 to 1994. Mr. Salmon previously served as a director of Cole National's predecessor from 1961 to 1984. He is also a director of Circuit City Stores, Inc.; Harrah's Entertainment, Inc.; Luby's Cafeterias, Inc.; The Neiman Marcus Group; The Quaker Oats Company and PetsMart, Inc.

Your Board of Directors held six meetings during fiscal 2000. Each director attended at least 75% of those meetings and the meetings of any committee of which he is a member.

Board Committees

Your Board of Directors has an Audit Committee, a Corporate Finance and Strategic Issues Committee, a Compensation Committee, a Special Compensation Committee and a Nominating Committee. The members of the Audit Committee are Timothy F. Finley, Irwin N. Gold and Walter J. Salmon; the members of the Corporate Finance and Strategic Issues Committee are Peter V. Handal and Irwin N. Gold; the members of the Compensation Committee are Peter V. Handal and Charles A. Ratner; the members of the Special Compensation Committee are Peter V. Handal and Timothy F. Finley; and the members of the Nominating Committee are Charles A. Ratner and Peter V. Handal.

The Audit Committee had two formal meetings in 2000. The Audit Committee performs the functions described in the Audit Committee Charter attached as *Exhibit A*.

The Corporate Finance and Strategic Issues Committee held no formal meetings in fiscal 2000, but did hold several informal meetings and consultations with management. The Corporate Finance and Strategic Issues Committee performs the following functions:

- considers and makes recommendations to the Board of Directors with respect to acquisitions, divestitures, financings, restructurings, and investment opportunities from time to time;

- considers and makes recommendations to the Board of Directors with respect to Cole National's capital structure and financing relationships; and

- reviews and makes recommendations to the Board of Directors with respect to plans for growth of Cole National and significant strategic alternatives.

The Compensation Committee held two formal meeting during fiscal 2000, and held a number of informal meetings and consultations with management. The Compensation Committee performs the following functions:

- reviews executive compensation;

- fixes compensation of the executive officers and incentive compensation;

- recommends the adoption of, and administers, all benefit plans; and

- grants stock options and other stock-based compensation.

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The Special Compensation Committee held one formal meeting in fiscal 2000, but held several informal meetings. The Special Compensation Committee reviews executive compensation in those instances that may involve Section 162(m) of the Internal Revenue Code, which limits the deductibility of executive compensation that exceeds $1 million in certain circumstances.

The Nominating Committee was formed in 2001. The Nominating Committee reviews nominees for the Board of Directors and recommends individuals to the Board of Directors for nomination. The Nominating Committee will consider nominees recommended by stockholders. The members of the Nominating Committee unanimously recommended the re-nomination of each current director for election at the Annual Meeting.

COMPENSATION OF DIRECTORS

Cash Compensation

We pay directors who are not employees of Cole National or any of its subsidiaries an annual fee of $25,000 plus reasonable out-of-pocket expenses. Members of the Audit Committee, the Corporate Finance and Strategic Issues Committee, and the Compensation Committee also receive $1,000 for each day of attendance at a committee meeting that is not held on the same day as a meeting of the Board of Directors. In addition, the chairpersons of the Audit Committee, the Corporate Finance and Strategic Issues Committee, and the Compensation Committee receive an additional $5,000, $7,500 and $7,500 per year, respectively. Other members of the Corporate Finance and Strategic Issues Committee receive an additional $2,500 per year.

Stock-Based Compensation

In 1997, our stockholders approved the Nonemployee Director Equity and Deferred Compensation Plan. This plan allows nonemployee directors to receive their annual retainer and other fees in the form of shares of our common stock. The plan also allows nonemployee directors to defer the payment and therefore the recognition as income for federal income tax purposes of all or part of their annual retainer and other fees paid to them as directors. During fiscal 2000, Messrs. Handal, Ratner and Salmon elected to defer a portion of their fees and received credits payable in shares of our common stock as follows: Mr. Handal, 5,654 shares; Mr. Ratner, 3,567 shares; and Mr. Salmon, 1,427 shares.

Our Nonqualified Stock Option Plan for Nonemployee Directors provides for the granting of stock options for up to an aggregate of 100,000 shares of our common stock to directors who are not employees of Cole National or any of its subsidiaries. This plan provides for the automatic grant of a nonqualified option to purchase 2,500 shares of common stock to each newly elected or appointed nonemployee director on January 1 of the year immediately following the year in which the director is elected or appointed, and on each January 1 thereafter for as long as the director continues to serve. Nonemployee directors serving at the time of the adoption of the plan became eligible for option grants beginning on January 1, 1997. Options granted under the plan generally vest on the first anniversary of the date of grant of the option, provided that the optionee is still serving as a nonemployee director at that time. The exercise price per share for options granted under the plan is the average of the high and low selling prices of our common stock on the New York Stock Exchange on the last trading date on which such prices are quoted prior to the date of grant. Messrs. Finley, Gold, Handal, Ratner and Salmon each received an automatic grant of options for 2,500 shares on January 1, 2001 with an exercise price of $8.46875.

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SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding ownership of our common stock as of April 20, 2001, except as otherwise noted, by:

- each of those persons owning of record or known to us to be the beneficial owner of more than five percent of our common stock;

- each of our directors;

- each of our executive officers named in the Summary Compensation Table; and

- all of our directors and executive officers as a group.

The number of shares of common stock outstanding on April 20, 2001 was 15,695,229. Except as noted, all information with respect to beneficial ownership has been furnished by each director or officer or is based on filings with the Securities and Exchange Commission. Unless otherwise indicated below, voting and investment power of shares reported in this table is not shared with others. Beneficial ownership of our common stock has been determined according to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, which provide that a person is deemed to be the beneficial owner of shares of stock if the person, directly or indirectly, has or shares the voting or investment power of that stock, or has the right to acquire ownership of the stock within 60 days.

Name of Beneficial Owner	Outstanding Shares Beneficially Owned	No. of Immediately Exercisable Options	Total Number of Shares Beneficially Owned	Percent of Class
HAL International N.V. (1) c/o HAL Holding NV 5 Avenue des Citronniers MC 98000 Monaco	3,060,600	0	3,060,600	19.5%
Quaker Capital Management Corporation (2) 401 Wood Street Suite 1300 Pittsburgh, PA 15222	1,514,860	0	1,514,860	9.7%
Wellington Management Company, LLP (3) 75 State Street Boston, MA 02109	1,404,500	0	1,404,500	8.9%
FMR Corp. (4) 82 Devonshire Street Boston, MA 02109-3614	1,188,100	0	1,188,100	7.6%
T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, MD 21202	1,059,300	0	1,059,300	6.7%

Name of Beneficial Owner	Outstanding Shares Beneficially Owned	No. of Immediately Exercisable Options	Total Number of Shares Beneficially Owned	Percent of Class
Pioneer Investment Management Inc. (6) 60 State Street Boston, MA 02109	1,006,800	0	1,006,800	6.4%
Stephen N. and Sandra F.W. Joffe (7) 8750 Red Fox Lane Cincinnati, OH 45243	1,000,000	0	1,000,000	6.3%
Dimensional Fund Advisors Inc. (8) 1299 Ocean Avenue Santa Monica, CA 90401	881,400	0	881,400	5.6%
Jeffrey A. Cole (9)	306,755	329,157	635,912	4.0%
Larry Pollock (10)	791,085	131,250	922,335	5.8%
Timothy F. Finley	5,431	17,500	22,931	*
Irwin N. Gold	19,230	17,500	36,730	*
Peter V. Handal (11)	23,131	17,500	40,631	*
Charles A. Ratner (11)	12,601	8,500	21,101	*
Walter J. Salmon (11)	4,867	7,500	12,367	*
Thomas T.S. Kaung	8,812	50,000	58,812	*
Leslie D. Dunn	7,786	32,833	40,619	*
Joseph Gaglioti	2,261	37,666	39,927	*
All directors and executive officers as a group (11 persons)	1,182,071	650,656	1,832,727	11.2%

* Less than one percent

(1) Stock ownership is based on information provided to Cole National from HAL Holding NV and HAL International NV. All of the shares listed are directly owned by HAL International NV. HAL Holding NV owns all the outstanding shares of HAL International NV. All decisions regarding voting and disposition of the shares are made by HAL International NV through its board of directors and HAL Holding NV through its executive board. As such, HAL Holding NV may be deemed to have shared voting and disposition power over the shares that are or may be deemed to be beneficially owned by HAL International NV, but HAL Holding NV disclaims such beneficial ownership. HAL Trust holds all shares of HAL Holding NV. The trustees of HAL Trust act in accordance with the instructions of the stockholders of HAL Trust. Mr. M. van der Vorm and Mr. O.J. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of HAL Trust. They disclaim beneficial ownership of the shares that are or may be deemed to be beneficially owned by HAL International NV.

(2) Stock ownership is based on a Schedule 13G dated February 13, 2001. The report indicates that Quaker Capital Management Corporation has shared voting and dispositive power over 1,514,860 shares and sole voting and dispositive power as to 454,110 shares owned by its clients and held in accounts over which it has discretionary authority. Quaker Capital and/or its principals and employees have sole voting and dispositive power over the 2,510 shares owned by Quaker Capital and/or its principals and employees.

Quaker Capital Management Corporation, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,512,350 of the reported shares which are owned by various investment advisory clients of the Quaker Capital in accounts over which Quaker Capital has discretionary authority. Quaker Capital disclaims beneficial ownership of these securities. Additionally, Quaker Capital and/or its principals and employees own 2,510 shares of Cole National common stock.

(3) Stock ownership is based on an amended Schedule 13G dated February 14, 2001. Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own 1,404,500 shares that are held of record by its clients. It has shared power to vote, or direct the vote, as to 825,000 of these shares, and shared power to dispose or to direct the disposition of all of the reported shares.

(4) Stock ownership is based on an amended Schedule 13G dated February 14, 2001. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of the shares indicated as a result of acting as investment adviser to several investment companies registered under the Investment Company Act of 1940.

The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 1,072,600 shares or 6.866% of Cole National's outstanding common stock. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

Edward C. Johnson 3d, FMR Corp. (through its control of Fidelity Management & Research Company), and the Fidelity Low-Priced Stock Fund each have sole power to dispose of the 1,074,900 shares owned by the Fidelity Low-Priced Stock Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Low-Priced Stock Fund. This power resides with the fund's Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the fund's Board of Trustees.

Fidelity Management Trust Company, 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 is the beneficial owner of 59,200 shares or 0.378% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 59,200 shares and sole power to vote or to direct the voting of 59,200 shares of Class A Common Stock owned by the institutional account(s) as reported above.

Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities. As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of the shares of FMR Corp.'s Class B common stock, representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman, and Abigail P. Johnson is a Director, of FMR Corp. The Johnson family group and all other Class B stockholders have entered into a stockholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 54,000 shares of 0.345% of the Class A Common Stock outstanding of Cole National.

(5) Stock ownership is based on an amended Schedule 13G dated February 14, 2001. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or vote the securities. Price Associates has sole dispositive power over all of the reported shares, and has sole power to vote, or to direct the vote, of 200 of the reported shares. T. Rowe Price New Horizons Fund, Inc., a registered investment company sponsored by Price Associates, which also serves as an investment advisor, has sole power to vote or direct the vote of 1,058,000 of the reported shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims that it is, in fact, the beneficial owner of such securities.

(6) Stock ownership is based on a Schedule 13G dated January 3, 2001. The report indicates that Pioneer Investment Management has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of all of the reported shares.

(7) Stock ownership is based on a Schedule 13G dated March 2, 2001. The report indicates that Stephen N. Joffe and Sandra F.W. Joffe have the shared power to vote, or direct the vote, and to dispose, or to direct the disposition, of all of the reported shares. Stephen N. Joffe has the sole power to dispose, or direct the disposition of, 750,000 of the reported shares. Sandra F.W. Joffe has the sole power to dispose, or direct the disposition of, 250,000 of the reported shares.

(8) Stock ownership is based on a Schedule 13G dated February 2, 2001. The report indicates that Dimensional Fund Advisors Inc. has the sole power to vote, or direct the vote, and the sole power to dispose or direct the disposition, of all of the reported shares.

(9) Includes 123,750 shares of restricted stock.

(10) Includes 525,000 shares of restricted stock.

(11) Includes share equivalents held through the Nonemployee Director Equity and Deferred Compensation Plan, which have no voting rights, as follows: Mr. Handal, 13,513 shares; Mr. Ratner, 8,601 shares; and Mr. Salmon, 3,517 shares.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Executive Compensation

The table below shows the before-tax compensation for the years shown for Cole National's Chief Executive Officer and the four next highest paid executive officers at the end of fiscal 2000. Perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the salary plus bonus of any of the executive officers for any of the years listed.

Summary Compensation Table

| Name and Principal Position | Year* | Annual Compensation | | Long Term Compensation Awards | | All other Compensation (1) |
		Salary	Bonus	Restricted Stock Awards	Securities Underlying Options	
Jeffrey A. Cole —	2000	$738,942	$126,875	-	50,000	$244,429
Chairman and Chief Executive	1999	$725,000	-	-	-	$246,407
Officer (2)	1998	$716,346	-	$3,360,938(3)(4)	250,000	$ 87,906
Larry Pollock —	2000	$ 50,962	$126,875	-	-	$ 7,590
President and Chief Operating						
Officer (5)						
Thomas T.S. Kaung —	2000	$320,192	$ 65,625	-	100,000	$ 9,159
Executive Vice President and						
Chief Financial Officer (6)						
Leslie D. Dunn —	2000	$267,500	$ 46,375	-	25,000	$ 36,272
Senior Vice President —	1999	$236,308	-		5,000	$ 32,634
Business Development,	1998	$211,543	$ 50,000	-	22,500	$ 28,283
General Counsel and Secretary						
Joseph Gaglioti —	2000	$188,558	$ 32,375	-	-	$ 23,043
Vice President and Treasurer	1999	$166,827	-	-	-	$ 21,958
	1998	$157,404	-	-	15,000	$ 18,724

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* Fiscal 2000 included 53 weeks of salary

(1) The amounts listed for fiscal 2000 consist of:

- payments by Cole National pursuant to an agreement between Cole National and an insurance company that provides for reimbursements to the named executive officers in amounts up to $20,000 per year for certain medical expenses for themselves and their families not otherwise covered by Cole National's group medical insurance plan as follows: Mr. Cole ($1,945), Mr. Pollock ($5,265), Mr. Kaung ($4,869), Ms. Dunn ($7,020) and Mr. Gaglioti ($7,020);

- payments under Cole National's 401(k) Plan to match pre-tax elective deferral contributions as follows: Mr. Cole ($340), Ms. Dunn ($340), and Mr. Gaglioti ($340);

- payments under Cole National's Supplemental Deferred Compensation Plan to match elective deferral contributions as follows: Mr. Cole ($6,362) and Mr. Kaung ($1,731);

- the value of life insurance provided by Cole National for the benefit of the executive officers as follows: Mr. Cole ($13,922), Mr. Pollock ($2,325), Mr. Kaung ($2,559), Ms. Dunn ($2,412), and Mr. Gaglioti ($883);

- dollar value of the benefit of premiums paid for split-dollar life insurance policies (unrelated to term life insurance coverage) projected on an actuarial basis as follows: Mr. Cole ($149,360); and

- contribution credits in fiscal 2000 provided under Cole National Group's Supplemental Retirement Benefit Plan as follows: Mr. Cole ($72,500), Ms. Dunn ($26,500), and Mr. Gaglioti ($14,800). See "Supplemental Executive Retirement Plans" below.

(2) Jeffrey A. Cole's employment agreement provides for a three-year term that annually extends on a year-by-year basis until and including the year Mr. Cole reaches age 65, unless notice to the contrary is given. It provides for an annual base salary of at least $725,000, along with participation in bonus programs and other customary benefits and perquisites. The agreement provides for payments upon involuntary termination of Mr. Cole's employment without cause, self-termination in a window period following a change of control, or after a constructive termination. Mr. Cole is entitled to receive a lump sum payment equal to three times the sum of (a) his salary at the time of termination and (b) his average bonus for the last five fiscal years, plus a prorated bonus for the year of termination. Mr. Cole is entitled to continuation of some benefits and perquisites following the expiration of his agreement or to elect to take a lump sum payment. These benefits include post retirement coverage for life and medical insurance, medical expense, office, secretarial and consulting services, an automobile and limited use of the corporate aircraft. The agreement also contains provisions with respect to compensation, bonus and benefits in the event of Mr. Cole's death or disability. In the event that any payments received by Mr. Cole under the agreement or otherwise are subject to an excise tax, he will be entitled to a gross-up payment. There are provisions for Mr. Cole to provide consulting services to Cole National and its principal subsidiaries, until the earlier of 10 years or age 75, upon the expiration of his employment term or if Mr. Cole voluntarily resigns (other than under circumstances that would have triggered the payments described above) from all of the offices and positions he holds with Cole National and its principal subsidiaries. Under the consulting arrangement, Mr. Cole would be paid consulting fees of $150,000 per year for the first three years; $100,000 per year for the next four years, and $75,000 per year for the last three years.

(3) Reflects the dollar value of awards of shares of restricted common stock, calculated by multiplying the number of shares granted by $14.9375, the closing price of the common stock on the New York Stock Exchange on December 17, 1998, the date of award.

(4) On December 17, 1998, Cole National awarded Mr. Cole 225,000 shares of restricted common stock, of which 123,750 shares were issued under Cole National's 1998 Equity and Incentive Performance Plan and 101,250 shares were issued out of Cole National's treasury. On January 4, 1999, Cole National repurchased the latter 101,250 shares at a purchase price of $14.78125 per share, which in the aggregate equaled the taxes withheld by Cole National on behalf of Mr. Cole on the award of 225,000 shares of restricted common stock. The shares of restricted common stock that remain outstanding will vest in full on December 17, 2003, with accelerated vesting as follows: (a) 1/3rd will vest on the first day after March 1, 2002 on which the closing price of the common stock, as reported on the New York Stock Exchange for 21 consecutive trading days, exceeds $20.55, (b) an additional 1/3rd of the original award will vest on the first day after March 1, 2002 on which the closing price of the common stock, as reported on the New York Stock Exchange for 21 consecutive trading days, exceeds $25.80, and (c) the remaining shares will vest on the first day after March 1, 2002 on which the closing price of the common stock, as reported on the New York Stock Exchange for 21 consecutive trading days, exceeds $30.90. The shares are subject to transfer restrictions and would be forfeited if Mr. Cole voluntarily leaves Cole National's employment before vesting occurs, and vesting will accelerate in the event of Mr. Cole's death, disability or retirement, or upon a change of control. The shares of restricted common stock are eligible to vote and would be eligible to receive dividends if any were paid.

(5) Cole National entered into a four-year employment agreement with Larry Pollock when he became President and Chief Operating Officer of Cole National on January 18, 2000 at an annual base salary of $50,000, along

with participation in bonus programs and certain of Cole National's benefit programs, as well as other customary perquisites. In connection with his employment, Mr. Pollock received grants of nonqualified options to purchase a total of 362,500 shares of our common stock (262,500 of which options remain outstanding) and an award of 525,000 shares of restricted common stock. Cole National and Mr. Pollock also entered into promissory notes for a total of $1,668,684.50 which is the amount of income tax imposed on his award of restricted stock. The promissory notes mature on January 18, 2004, bear interest at rates ranging from 4.63% to 6.56% per annum and are secured by Mr. Pollock's restricted shares. Mr. Pollock was required to purchase for his own account 262,500 shares of our common stock in the open market, which he has purchased, and is permitted to purchase up to an additional 262,500 shares in addition to shares purchased through the exercise of options. In addition, Mr. Pollock has agreed to vote all shares of common stock owned by him according to the recommendations of a majority of the Board of Directors.

Mr. Pollock's 262,500 options provide for periodic vesting in equal annual installments over two years, with early vesting of all or a portion of the unvested options in the case of certain events, including after a change in control of Cole National or following certain terminations of his employment with Cole National. In addition, all unvested options will become exercisable if, for any period of 20 consecutive trading days occurring during the period commencing on the first anniversary of the grant date and ending on or prior to the second anniversary of the grant date, the closing price of the shares on the New York Stock Exchange equals or exceeds $25.00 per share, provided that Mr. Pollock's employment with Cole National has not terminated. These options are exercisable at a price of $10.00 per share.

The shares of restricted common stock issued to Mr. Pollock vest and become nonforfeitable over four years from the date of grant, with 50% vesting at the end of the second year, and 25% vesting at the end of each of the third and fourth years. Early vesting of the shares will occur in the case of certain events, including after a change in control of Cole National or following certain terminations of his employment with Cole National. In addition, all unvested shares will become vested if, for any period of 20 consecutive trading days occurring during the period commencing on the second anniversary of the grant date and ending on or prior to the fourth anniversary of the grant date, the closing price of the shares on the New York Stock Exchange equals or exceeds $25.00 per share, provided that Mr. Pollock's employment with Cole National has not terminated. Mr. Pollock will forfeit some of the restricted shares if he does not retain the minimum number of shares that he was required to purchase according to the terms of his employment agreement. Mr. Pollock has the right to vote all 525,000 of his restricted shares, and those shares will be entitled to dividends if any were to be paid.

Mr. Pollock's agreement provides for payments upon a termination of his employment without cause or after a constructive termination occurring before a change of control during the first two years of his agreement. If such a termination occurs before the second anniversary of the agreement, 25% of his promissory notes would be forgiven.

(6) Thomas T.S. Kaung served as a consultant from October 18, 1999 to March 23, 2000. On March 23, 2000, Mr. Kaung became Executive Vice President and Chief Financial Officer of Cole National and entered into an employment agreement with a term ending on February 1, 2003 and providing for an annual base salary of $375,000 and participation in bonus programs and other customary benefits and perquisites.

In connection with his employment, Mr. Kaung was awarded two grants of 50,000 nonqualified stock options. The options have a two-year vesting period, with half of each grant vesting at the end of the first year, and the remainder vesting at the end of the second year. The exercise price for one grant of 50,000 options is $6.50 per share, the closing price of Cole National's common stock on March 23, 2000, the date of grant. The exercise price of the second grant of 50,000 options was fixed at $10.00 per share. As a condition to his employment agreement, Mr. Kaung entered into a termination/noncompete letter agreement with Cole National. This letter agreement also provides for the continuation of Mr. Kaung's base salary upon involuntary termination of his employment without cause, self-termination in a window period following a change of control, or after a constructive termination.

COMPENSATION PURSUANT TO EMPLOYEE BENEFIT PLANS

Retirement Plan

The Cole National Group Retirement Plan (the *"Retirement Plan"*) provides non-contributory benefits based upon an employee's years of credited service and highest average annual base salary for any five consecutive years in the last ten years of service. Compensation covered by the Retirement Plan consists only of an employee's base salary, and does not include bonuses or any other form of compensation. Under the Internal Revenue Code, the maximum retirement benefit payable under the Retirement Plan and the maximum amount of annual compensation that can be taken into consideration in the calculation of pension benefits under the Retirement Plan are limited. At retirement, based on years of service and current salary levels, it is estimated the retirement benefits payable to Jeffrey A. Cole, Larry Pollock, Thomas T.S. Kaung, Leslie D. Dunn and Joseph Gaglioti will be reduced because of those limits.

Credited service under the Retirement Plan for each of the individuals named in the Summary Compensation Table is as follows: Jeffrey A. Cole — 22 years; Leslie D. Dunn — 12 years; Joseph Gaglioti — 19 years and Thomas T.S. Kaung — 13 years. Larry Pollock will become a participant in the Retirement Plan on July 1, 2001.

Participants in the Retirement Plan may elect payment of retirement benefits under several different formulae. The following table shows the estimated annual retirement benefits which will be payable to participating employees under the Retirement Plan's normal retirement formula upon retirement at age 65 after selected periods of service. The benefits as presented below do not take into account any reduction for joint and survivor payments.

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Pension Plan Table

Remuneration	Years of Service(1)				
	10	15	20	25	30
$100,000	$ 7,511	$11,267	$ 15,023	$ 18,778	$ 22,534
125,000	9,761	14,642	19,523	24,403	29,284
150,000	12,011	18,017	24,023	30,028	36,034
175,000(2)	14,261	21,392	28,523	35,653	42,784
200,000(2)	16,511	24,767	33,023	41,278	49,534
225,000(2)	18,761	28,142	37,523	46,903	56,284
250,000(2)	21,011	31,517	42,023	52,528	63,034
300,000(2)	25,511	38,267	51,023	63,778	76,534
350,000(2)	30,011	45,017	60,023	75,028	90,034
400,000(2)	34,511	51,767	69,023	86,278	103,534
500,000(2)	43,511	65,267	87,023	108,778	130,534
600,000(2)	52,511	78,767	105,023	131,278	157,534
700,000(2)	61,511	92,267	123,023	153,778	184,534
725,000(2)	63,761	95,642	127,523	159,403	191,284
750,000(2)	66,011	99,017	132,023	165,028	198,034

(1) Based on retirement in 2001.

(2) The Internal Revenue Code places certain limitations on the amount of compensation that may be taken into account in calculating pension benefits and on the amount of pensions that may be paid under federal income tax qualified plans. For benefits accruing in plan years beginning after December 31, 1999, no more than $170,000 (indexed for inflation) in annual compensation can be taken into account. However, under the Pension Plan SERP (as defined below under the caption "Supplemental Executive Retirement Plans"), participating executives will receive the amounts to which they otherwise would have been entitled under the Retirement Plan, provided that they have five years of service with Cole National.

Supplemental Executive Retirement Plans

We have several supplemental executive retirement plans (the *"SERPs"*) that provide for payment of benefits in addition to the benefits under the Retirement Plan to the participating executives, which includes officers named in the Summary Compensation Table.

The Cole National Group, Inc. Supplemental Pension Plan (the *"Pension Plan SERP"*) is an excess benefit plan that replaces benefits that would otherwise have been payable under the Retirement Plan but that are limited due to Internal Revenue Code limitations. Participants in the Pension Plan SERP will vest in the excess benefits after five years of service (with credit for past service). Benefits under the Pension Plan SERP will be payable on the same basis as the Retirement Plan benefits.

The Cole National Group, Inc. Supplemental Retirement Benefit Plan (the *"Benefit Plan SERP"*) is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary and an earnings assumption to be determined on an annual basis. Participants in the Benefit Plan SERP will be fully vested in the defined contribution benefits after ten years of service (with credit given for a year of actual past service prior to 1994 and for each year of future service). Benefits under the Benefit Plan SERP will generally be payable upon retirement (age 55 and older) in ten annual installments or in another form elected by the participant prior to retirement. The following named individuals received contribution credits in 2000 under the Benefit Plan SERP, which amounts are included in "All Other Compensation" in the Summary Compensation Table: Mr. Cole — $72,500; Ms. Dunn — $26,500; and Mr. Gaglioti — $14,800.

The Cole National Group, Inc. 1999 Supplemental Retirement Benefit Plan (the **"1999 SERP"**) is a defined benefit plan designed to provide additional retirement benefits for certain members of management and highly compensated employees. Benefits under the 1999 SERP will generally be payable on the same basis as the Retirement Plan benefits. Mr. Cole and Ms. Dunn are currently the only participants in the 1999 SERP and are each fully vested. Assuming retirement at age 65, Mr. Cole's total annual retirement benefits under the 1999 SERP, the Retirement Plan, the Pension Plan SERP and the Benefit Plan SERP will be equal to $474,000. Ms. Dunn's total annual retirement benefits under those plans, assuming retirement at age 65, will equal 40% of twelve times her average monthly compensation. The level of benefits will be reduced if Mr. Cole or Ms. Dunn retires before age 65. The benefits under the 1999 SERP are payable to Mr. Cole's and Ms. Dunn's respective beneficiaries in the event of his or her death prior to complete payment of benefits.

Stock Option Plans

Stock option grants are awarded under several plans. The following table contains information concerning options granted to those executive officers listed in the Summary Compensation Table who received option grants during fiscal 2000.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#)(2)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price for Option(1)	
					5%	10%
Jeffrey A. Cole	50,000	9.1%	$ 6.50	3/23/10	$204,391	$517,966
Thomas T.S. Kaung	50,000	9.1%	$ 6.50	3/23/10	204,391	517,966
	50,000	9.1%	$10.00	3/23/10	29,391	342,966
Leslie D. Dunn	25,000	4.6%	$ 6.50	3/23/10	102,195	258,983

(1) The value, if any, the optionee may realize upon the exercise of a stock option depends on the excess of the then current market value per share over the exercise price per share. There is no assurance that the values to be realized upon exercise of the stock options listed above will be at or near the amounts shown.

(2) These stock options provide for periodic vesting in equal annual installments over two to four years with early vesting of all or a portion of the unvested options in the case of certain events, such as after a change in control of Cole National or following certain terminations of employment with Cole National. Some of the options described in the table also provides for the re-grant of an additional option, with the same expiration date but at the then-current market price of the common stock, for each share of common stock that is surrendered to Cole National in payment of withholding taxes and the exercise price if the option is exercised by the surrender of qualifying shares of common stock.

The following table contains information concerning options exercised during fiscal 2000 and unexercised stock options held as of February 3, 2001.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Acquired on Exercise (#)	Number of Securities Underlying Unexercised Options at February 3, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at February 3, 2001 ($)(1) Exercisable/ Unexercisable
Jeffrey A. Cole	—	256,657/360,000	0/$122,656
Larry Pollock	—	131,250/131,250	0/0
Thomas T.S. Kaung	—	0/100,000	0/$122,656
Leslie D. Dunn	—	24,500/44,000	$4,082/$73,574
Joseph Gaglioti	—	33,666/11,500	0/0

(1) Based on the closing price of $8.9531 per share of the Common Stock on the New York Stock Exchange on February 2, 2001, the last trading day of fiscal 2000.

Some of the older option agreements permit, subject to certain restrictions, an optionee to exercise options by borrowing funds from Cole National, subject in some instances to preapproval at the time of exercise by the Compensation Committee of the Board of Directors. The principal on such loans is payable five years after the date of exercise, with interest payable annually at a rate fixed on the date of exercise. The interest rate is based on a formula tied to federal borrowing rates. Each loan is made on a recourse basis and is secured by the option shares acquired from the proceeds of such loan. Mr. Cole elected to exercise options in 1993 by borrowing from Cole National the full amount of the exercise price of those options. The maturity date of Mr. Cole's loan was extended beyond the original five year term. Mr. Cole's loan will mature January 18, 2004, unless further extended. As of the date of this Proxy Statement, the amount (excluding accrued interest) owed by Mr. Cole with respect to his loan is $666,666, which bears interest at a rate of 6.01% per year.

Life Insurance Plans

Our Executive Life Insurance Plan permits certain officers and key employees to obtain life insurance benefits in addition to those generally provided to salaried employees. The level of coverage provided to Cole National's named executive officers includes (1) basic term life insurance coverage equal to twice the individual's base salary, (2) an opportunity for the individual to purchase, at group rates based upon age, an additional amount of insurance equal to one or two times such individual's base salary and (3) purchase by Cole National of an additional amount of coverage equal to 50% of the amount purchased by the individual under item (2). The maximum level of coverage per individual is $1,500,000.

In 1999, Cole National purchased a $4,000,000 split-dollar life insurance policy for Mr. Cole. The premiums are to be reimbursed to Cole National upon Mr. Cole's death or his surrender of the policy. The split-dollar agreement provides for funding of premiums through a trust in the event of a threatened change of control of Cole National or if Mr. Cole's employment is terminated without cause. Cole National has agreed to pay taxes, if any, owed by Mr. Cole as the result of the funding of the trust.

16

Management Incentive Bonus Program

Each fiscal year, the Compensation Committee establishes performance goals for the Management Incentive Bonus Program. Under the Incentive Program approved by stockholders in 1996, these goals were limited to: earnings, operating income, increases in revenue, return on assets, investment, sales or equity, total stockholder return or any combination thereof. The actual level of achievement of the performance goals will serve as the basis for establishing the amount of the award payable to a participant for the fiscal year. If performance fails to achieve the performance goals established, no awards under the Incentive Program will be made. In fiscal 2000, bonuses were earned by the five named executives as set forth in the Summary Compensation Table.

401(k) Plans

We provide several defined contribution plans, including features under Section 401(k) of the Internal Revenue Code, which provide retirement benefits to our employees. Eligible employees may contribute up to 17% of their compensation to the plans, although highly compensated employees, including all executive officers of Cole National, were limited to a maximum of 2% of their compensation. There is a 10% mandatory matching of employee contributions by Cole National, plus a discretionary match determined annually by the Board of Directors. For fiscal 2000, no discretionary match was made, and the mandatory match aggregated approximately $591,000.

Deferred Compensation Plan

The Cole National Group, Inc. Deferred Compensation Plan for Executives and Other Senior Management (the *"Deferred Compensation Plan"*), which went into effect on February 1, 1999, generally allows deferral of income without regard to limitations imposed on Cole National's 401(k) savings plans. We make a contribution of our common stock equal to 10% of the participant's deferrals. For fiscal 2000, the mandatory match aggregated approximately $52,000. Participants in the Deferred Compensation Plan will be fully vested in the defined contribution benefits after four years of service (with credit for past service). Benefits under the Deferred Compensation Plan will generally be payable upon retirement in a single lump sum or in installment payments at the election of the participant prior to retirement, and upon termination in a single lump sum payment.

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the *"1999 Plan"*) provides eligible employees with the opportunity to purchase up to an aggregate of 400,000 shares of common stock pursuant to a payroll deduction program. The plan provides for offering periods of six months, unless the Compensation Committee of the Board of Directors otherwise determines, during which contributions may be made to purchase shares of common stock. At the end of each offering period, shares of common stock are purchased automatically at a price equal to the lesser of 85% of the market price of the shares at the beginning of the offering period, or 85% of the market value of the shares on the last day of the offering period. Approximately 284,000 shares of common stock have been issued under the 1999 Plan. The 1999 Plan and the right of eligible employees to make purchases thereunder are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. The 1999 Plan will continue in effect until all shares of common stock available for issuance under the plan have been issued, unless terminated earlier in the discretion of the Board of Directors or upon the occurrence of certain types of corporate transactions. This plan was approved by our stockholders at the 1999 annual meeting. The Board of Directors has proposed an amendment to the 1999 Plan that would increase by 300,000 the number of shares available under the plan. This amendment is more fully described under Item No. 3 of this Proxy Statement.

AUDIT COMMITTEE REPORT

This report and the Compensation Committee Report and the Stock Price Performance graph below shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Cole National specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Board of Directors has adopted a written Audit Committee Charter, a copy of which is included as *Exhibit A* to this proxy statement. All members of the Audit Committee are independent as defined in Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Audit Committee reviewed and discussed the plans for, and scope of, the audit before it was performed by Arthur Andersen LLP, the Company's independent auditors. The Committee has reviewed and discussed with Arthur Andersen LLP and the management of Cole National the audited financial statements of Cole National contained in the Annual Report to stockholders for the year ended February 3, 2001. In addition, the Committee discussed with Arthur Andersen LLP the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, *Communication with Audit Committees)*.

The Audit Committee has received and reviewed the written disclosures and the letter from Arthur Andersen LLP required by Independence Standards Board Standard No. 1 (titled, ''Independence Discussions with Audit Committees''), and has discussed with Arthur Andersen LLP their independence. The Committee has also considered whether the provision of information technology services and other non-audit services to Cole National by Arthur Andersen LLP is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended February 3, 2001, filed with the U.S. Securities and Exchange Commission.

Timothy F. Finley, Chairman
Irwin N. Gold
Walter J. Salmon

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following report has been submitted by the Compensation Committee and Special Compensation Committee of the Board of Directors.

General Compensation Policies

Our general compensation policies for fiscal year 2000 divide executive compensation into four main components: base salary, management bonus plans, long-term stock-based compensation, and benefit plans. Our multi-faceted compensation program is designed to attract and retain successful executives in the face of a highly competitive employment situation among retailers, while linking a significant portion of the executive's compensation to Cole National's short-term and long-term performance.

- We believe that base salaries should provide a floor for executive compensation that is necessary to retain executives. We also believe that at least 50% of the executive's potential annual compensation should come from a combination of short-term and long-term awards tied to our Company's performance. In fixing base salaries, we generally rely on executive compensation consultants or formal or informal surveys of compensation paid to executives of other corporations, including other retailers. Base salary is fixed to be appropriate for the particular position at Cole National, irrespective of Cole National's performance, and therefore does not fluctuate on the basis of Cole National's performance.

- We believe that by making a significant portion of annual compensation contingent on Cole National's performance, our executives will be motivated to achieve annual improvements in operating results. We believe that the potential for achieving a large bonus will provide additional motivation for enhanced Company performance and will serve as a retention incentive for senior managers in a highly competitive employment market.

- We believe that stock ownership and stock-based compensation are valuable tools for motivating employees to improve the overall long-term performance of Cole National and for tying a significant amount of the executive's potential income to enhanced stockholder values. Our stock-based performance plans reflect this philosophy.

- We believe that stock ownership and stock-based compensation are important vehicles in aligning the interests of management with the interest of stockholders. We encourage our managers to own shares of Company stock. Our Board of Directors has adopted guidelines for our executives, including vice presidents and up — approximately 53 people — that establish stock ownership goals of shares worth 5x base compensation for our Chief Executive Officer and Chief Operating Officer, 3x base compensation for our other senior executives, and 1x base compensation at the vice president level. We anticipate that senior executives will meet these guidelines, at least in part, by exercising stock options and retaining the shares so acquired. Unexercised options will not count toward meeting the guideline amounts. Achievement of these guideline amounts by each individual within a 5 to 7 year period will be an important criteria used by the Board of Directors in determining the individual's eligibility for the granting of additional stock options.

Actions in 2000

Base Salary of Mr. Cole. The base salary of Mr. Cole for 2000 was reviewed by the Special Compensation Committee and no changes were made.

Base Salaries of Other Executive Officers. During 2000, the base salaries of all our executive officers, other than Messrs. Cole and Pollock, were determined by Mr. Cole and Mr. Pollock, and approved by the Board of Directors following review and a report by the Compensation Committee. Factors that Mr. Cole and Mr. Pollock considered in fixing base salaries included the prior year's base compensation, the officer's performance as measured by our traditional annual review process (which focuses on the executive's leadership, experience, skills and overall job performance), and Mr. Cole's and Mr. Pollock's analysis of the officer's contribution to Cole National.

Compensation of Mr. Pollock. Mr. Pollock became President and Chief Operating Officer of Cole National on January 18, 2000. Mr. Pollock's employment and compensation agreements were the result of arms length negotiations. His compensation package is designed to provide a salary level that would be significantly lower than normal for a person holding a similar position at the time Mr. Pollock's employment commenced, while providing him with significant performance incentives through equity ownership and bonus opportunities.

Annual Bonus Plans. We have recommended to the Board of Directors and to our stockholders amendments to, and reauthorization of, our Management Incentive Bonus Program, which was approved by Cole National's stockholders in June 1996. Historically, this program has provided senior executives, including each of our executive officers, with the opportunity to receive bonus compensation of up to 100% of their base salaries upon achievement of performance goals that have been set by the Compensation Committee upon the recommendation of the Company's Chief Executive Officer. In 2000, the performance goals were based on improvements in operating income. Each of the officers named in the Summary Compensation Table received a bonus for fiscal 2000.

Long-Term Stock-Based Compensation. We currently have in place six stock-based compensation plans for employees. Our stock-based compensation awards have been of (a) nonqualified options with an exercise price not less than the fair market value of a share of common stock at the date of grant, and (b) restricted shares. The number of options granted to Mr. Cole in 2000 was determined by the Special Compensation Committee and was concurred in by the Board of Directors. The number of options granted to other executive officers were determined by Mr. Cole and Mr. Pollock and approved by the Compensation Committee. We believe the stock based nature of the awards — and the risk of forfeiture if the recipient leaves Cole National, encourages executive officers' continued efforts to enhance our business and growth, while better aligning their compensation with the interests of long-term stockholders.

To encourage early exercise of vested options to meet our stock ownership guidelines, our stock option awards made to senior executives in 2000 include provisions for the granting of new options if the optionee exercises the optionee's original option using already owned shares (i.e. a stock-for-stock exercise). The new options will be for the number of already owned shares used to exercise the original option at an exercise price equal to fair market value at exercise, and for the remainder of the original option term. Shares withheld for satisfaction of tax obligations will be treated similarly. We believe that encouraging the early exercise of options, coupled with our stock ownership guidelines that encourage retention of stock ownership, will increase the alignment between our executives and our stockholders.

Benefit Plans. We maintain a variety of benefit plans designed to provide an attractive package to our executive officers. We periodically re-evaluate the nature and extent of the benefit plans in light of the plans available to executives at competitors in the retail industry.

1993 Tax Act. The Board of Directors' general philosophy is to "qualify" future annual and long-term incentive plans for tax deductibility wherever appropriate, recognizing that, under certain circumstances, the limit imposed by Section 162(m) of the Internal Revenue Code may be exceeded. Cole National will recognize non-deductible compensation expense as a result of the restricted stock award to Mr. Pollock in 2000 to the extent that the value of the individual award, together with his base salary and certain other perquisites (but not his stock options or incentive bonuses), exceeded $1 million in 2000, and may also recognize non-deductible compensation expense for this award as compensation expense is recognized in future years.

The foregoing report has been furnished by the members of the Compensation Committee and of the Special Compensation Committee.

> Peter V. Handal, Chairman
> Charles A. Ratner
> Timothy F. Finley

COMPENSATION COMMITTEE INTERLOCKS, INSIDER PARTICIPATION AND CERTAIN TRANSACTIONS

Deliberations concerning compensation for fiscal 2000 generally involved the Compensation Committee, the Special Compensation Committee and the full Board of Directors, including Jeffrey A. Cole and Larry Pollock, employees of Cole National.

In February 2001, HAL International N.V. filed a Schedule 13G disclosing it held more than five percent of Cole National's Common Stock. HAL International N.V. is owned by HAL Holding N.V. Entities affiliated with HAL Holding N.V. own a majority of the outstanding equity interest of Pearle Europe B.V., in which Cole National holds an equity ownership interest of approximately 21%. Cole National and an affiliate of HAL Holding N.V. are parties to a stockholders agreement regarding their interests in Pearle Europe B.V., and each has loaned money to Pearle Europe B.V.

On November 22, 1999, Cole National entered into an agreement with HAL International N.V. (*"HAL"*) to permit HAL to increase its ownership of shares of common stock of Cole National to an aggregate of 25% of the then-outstanding common shares. HAL is permitted to acquire the additional shares of common stock through open market purchases. As a condition to Cole National's granting of such permission, HAL has agreed to a five year standstill on certain activities including voting and other restrictions. Under the agreement, HAL will be entitled to nominate a director to the Board of Directors of Cole National if it purchases shares that give it an aggregate of at least 20% of Cole National's outstanding common stock. The Board of Directors of Cole National would be expanded by one position to accommodate the election of HAL's nominee. Under the agreement, Cole National is obligated to use its best efforts to cause the directors to solicit proxies for, and recommend that the stockholders vote in favor of, HAL's nominee. HAL also agreed, through this Annual Meeting, to vote for the election of the nominees selected by the Board of Directors and to vote for the approval of certain matters recommended by the Board. HAL was granted certain demand registration rights for its shares of common stock, which became restricted securities under the U.S. Securities laws as a result of the agreement.

Mr. Ratner is the President, Chief Operating Officer and a director of Forest City Enterprises, Inc. (*"Forest City"*), a developer and manager of commercial real estate. Cole National's subsidiaries currently operate 13 stores under leases with Forest City or its affiliates. Under such leases, which are generally for multiple year periods of differing duration, Cole National's subsidiaries paid aggregate rent of approximately $687,336 and other customary charges during fiscal 2000. We believe that the terms of these leases are equivalent to those that could have been obtained pursuant to arm's length transactions with unaffiliated parties.

Walter J. Salmon is currently retained as a consultant to Cole National and receives compensation of $25,000 per year. In addition, under a deferred compensation agreement entered into in 1979, Mr. Salmon is entitled to receive annual payments of $5,500 for the period that commenced in 1996 and will end in 2004.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers and persons who own more than 10 percent of a registered class of our equity securities to file reports of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. The Securities and Exchange Commission requires this group to furnish us with copies of all such filings. We periodically remind this group of its reporting obligation and assist in making the required disclosure once we are notified that a reportable event has occurred. We are required to disclose in this Proxy Statement any failure by any of the above mentioned persons to make timely Section 16 reports.

Based upon its review of such forms received by Cole National and written representations from the Directors and executive officers that no other reports were required, other than the filing by Larry Pollock of two amended Forms 4 to correct inadvertently inaccurate reports, Cole National is unaware of any instances of noncompliance, or late compliance, with such filings during fiscal 2000 by its Directors, executive officers or 10 percent stockholders.

STOCK PRICE PERFORMANCE

The graph below compares our cumulative total shareholder return on a $100 investment in Cole National common stock at the close of the market on February 2, 1996 (the end of fiscal 1995) against returns of the S&P 500 Stock Index and the S&P Retail Stores Composite Index.

**Comparison of Five-Year Cumulative Total Return
Cole National Common Stock, S&P 500 Stock Index
and S&P Retail Stores Composite Index**



APPROVAL OF AMENDMENTS TO,
AND REAUTHORIZATION OF, THE
COLE NATIONAL CORPORATION
MANAGEMENT INCENTIVE BONUS PROGRAM

Item No. 2

Your Board of Directors recommends that you approve the amendments to, and reauthorization of, the Cole National Corporation Management Incentive Bonus Program (the "***Incentive Program***"). The Board of Directors originally adopted this program on June 6, 1996, and the program was approved by our stockholders at the 1996 Annual Meeting. On March 29, 2001, the Board approved the amendments to the Incentive Program set forth in Exhibit B to this Proxy Statement and its reauthorization, subject to your approval.

Summary Description of the Incentive Program

The Board of Directors believes that the Incentive Program promotes Cole National's compensation objectives by (1) offering incentives tied to continued improvement in operating results and other key performance criteria, (2) making Cole National's overall compensation program competitive with similar companies, and (3) permitting stock ownership opportunities designed to provide retention incentives to Cole National's senior management. Stockholder approval of the Incentive Program is being sought in order to continue to qualify the Incentive Program for exclusion from the tax deduction limitation of Section 162(m) of the Code (described more fully below under "Federal Income Tax Consequences").

Proposed Changes

The amendments to the Incentive Program were developed with the assistance of our compensation consultant and expand the criteria on which performance goals may be based to provide the Board of Directors with the flexibility to align incentive performance goals with the performance goals of our businesses. The amendments also change the maximum bonus payable to any individual from an annual limitation of $1.5 million to a limitation of $5.0 million in the aggregate in any three consecutive fiscal years. This change provides the Compensation Committee with additional flexibility in developing future bonus plans.

Terms of Awards

Eligibility. The Compensation Committee will approve the list of participants for the fiscal year who will include Cole National's executive officers and certain other senior managers. For fiscal 2001, the Compensation Committee designated seven senior managers, in addition to Messrs. Cole, Pollock, Kaung, and Gaglioti, and Ms. Dunn, to participate in the Incentive Program.

Procedure for Determining Awards. Within 90 days of the commencement of a fiscal year the Compensation Committee will establish performance goals. The performance goals may include one or more of the following: operating profits (including, but not limited to, cash flow, EBIT, or EBITDA), net profits, earnings per share, profit return ratios and margins, revenues, shareholder return and/or value, stock price and working capital. Performance Goals may be measured solely on a corporate, subsidiary, division, business unit, department, region, function, individual participant or comparable store basis; or a combination thereof. Further, Performance

Goals may reflect absolute performance, a relative comparison of entity performance to the performance of a peer group of entities, growth or a selected external measure of the selected Performance Goal.

The actual level of achievement of the performance goals will serve as the basis for establishing the amount of the award payable to a participant for the fiscal year. If operating performance fails to achieve the performance goals established, no awards will be made under the Incentive Program.

Amount and Form of Awards. The Incentive Program provides that awards under the plan may be made in cash or shares of Common Stock at the discretion of the Compensation Committee. The Compensation Committee may subject an award to such terms, conditions and restrictions as it deems appropriate, consistent with the terms of the Incentive Program. Awards to Cole National's chief executive officer and the other four most highly compensated executive officers ("**Covered Employees**") will be certified in writing by the Compensation Committee prior to payment. Bonus will be based on target awards with no bonus being paid below threshold performance targets and an enhanced bonus opportunity as performance exceeds target. The maximum bonus under the Incentive Program payable to any individual may not exceed $5.0 million in the aggregate in any three consecutive fiscal years.

Termination. The Compensation Committee may provide for partial or full payment of the Award in the event a participant's employment is terminated during a fiscal year by reason of the participant's retirement, disability, death or otherwise.

Change in Control. The Compensation Committee may provide for partial or full payment of the Award in the event of a ''change in control'' of the Company and may further provide that any restrictions or conditions on any outstanding Award under the Incentive Program lapse, and any unvested awards automatically vest, immediately upon the change in control.

Transferability. Transfers of an award, other than by will or the laws of descent and distribution, are not permitted under the Incentive Program.

Administration and Amendments

The Incentive Program will be administered by the Compensation Committee. Among the powers granted to the Compensation Committee is the authority to interpret the Incentive Program, establish rules and regulations for its operation, select participants in the Incentive Program for a fiscal year and determine the form and amount and other terms and conditions of an award under the Incentive Program. The Incentive Program authorizes the Compensation Committee to delegate its authority and duties under the Incentive Program in certain circumstances. However, only the Compensation Committee may select and grant awards to participants who are Covered Employees.

The Compensation Committee may suspend, amend or terminate the Incentive Program at any time, with or without prior notice. It may not, without stockholder approval, adopt any amendment that would require stockholder approval pursuant to Section 162(m) of the Code or Section 16 of the Exchange Act.

Program Benefits

Since the benefits that will be received by participants under the Incentive Program will depend upon Cole National's performance for a fiscal year, such benefits are not currently determinable. There is no guaranty of executives receiving any bonus under the selected performance goals.

In fiscal 2000, cash awards were made under the Incentive Program as described below. No shares of Common Stock were granted under the program in fiscal 2000.

Name and Position	Award
Jeffrey A. Cole, Chairman of the Board and CEO	$126,875
Larry Pollock, President and COO	$126,875
Thomas T.S. Kaung, Executive VP and CFO	$ 65,625
Leslie D. Dunn, Sr. VP, Secretary & General Counsel	$ 46,375
Joseph Gaglioti, Vice President & Treasurer	$ 32,375
Executive Officers as a Group	$398,125
Non-Executive Director Group (not eligible to participate in this plan)	–0–
All other participating employees, as a group	$781,366

Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Incentive Program based on federal income tax laws in effect on January 1, 2001. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Tax Consequences to Participants

Awards paid in the form of cash will be included in income at the time of receipt and will be subject to tax at ordinary income tax rates. The award of an outright grant of Common Stock will produce similar tax consequences to the participant. The participant will be treated as having received compensation in an amount equal to the then fair market value of the Common Stock. A participant who has been granted an award of restricted shares of Common Stock will not realize taxable income at the time of grant, assuming the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. When such restrictions lapse, the participant will receive taxable income in an amount equal to the fair market value of the shares at such time.

Tax Consequences to Cole National

At the time a participant realizes income from an award, Cole National will generally be entitled to a corresponding deduction equal to the amount of income realized by a participant. Under Section 162(m) of the Code, Cole National may be limited as to tax deductions to the extent total compensation to any one Covered Employee exceeds $1,000,000 in any one calendar year. Cole National can preserve the deductibility of certain compensation in excess of $1,000,000, however, provided that it complies with the conditions imposed by Section 162(m) of the Code, including the payment of "performance-based compensation" pursuant to a plan approved by stockholders. The Incentive Program is intended to comply with Section 162(m) of the Code by qualifying all payments to Covered Employees under the Incentive Program as "performance-based compensation."

Required Vote

An affirmative majority of the votes cast is required to approve the amendments to, and reauthorization of, the Incentive Program. The total vote cast on the proposal — whether "for," "against" or "abstain," — must represent a majority of our Common Stock outstanding and entitled to vote at the meeting. Abstentions to the proposal will be counted as votes cast on the proposal. Shares that are not voted on the proposal because of restrictions on a broker's discretionary authority will not be counted as cast for the proposal. However, as long as those shares are voted on at least one of the proposals presented at the meeting, those shares will be counted as present. If your shares are held in "street" name by your broker, your broker will vote your shares with respect to the Incentive Program only if you provide written instructions on how to vote. **If you do not provide your broker with instructions on how to vote with respect to the Incentive Program, your shares will not be voted but will only be counted for purposes of determining whether a quorum is present at the annual meeting. We urge you to instruct your broker in writing to vote your shares in favor of the Incentive Program.**

If the amendments to, and reauthorization of, the Incentive Program are not approved, the effect will be to disqualify the program under Section 162(m) of the Code. Under such circumstances, no awards for fiscal 2001 under this Incentive Program would be paid. However, it is within the discretion of the Board of Directors to determine the amount of senior executive compensation whether or not stockholder approval of the Incentive Program is obtained.

The Board of Directors recommends a vote "FOR" the approval of the amendments to, and reauthorization of, the Management Incentive Bonus Program.

APPROVAL OF AMENDMENTS TO THE
1999 EMPLOYEE STOCK PURCHASE PLAN
(Amended and Restated Effective June 14, 2001)

Item No. 3

Your Board of Directors recommends that you approve the Cole National Corporation 1999 Employee Stock Purchase Plan (Amended and Restated Effective June 14, 2001) (the "*Amended 1999 Plan*"). The original 1999 Plan was approved by the stockholders of Cole National at our 1999 annual meeting. The Amended 1999 Plan was approved by the Board of Directors on March 29, 2001, subject to your approval.

Proposed Changes

The plan provides eligible employees of Cole National and certain of its subsidiaries with a convenient method of becoming stockholders of Cole National pursuant to a payroll deduction program. The Amended 1999 Plan has the same terms, features and limitations as the original 1999 Plan approved at our 1999 annual meeting, except that the number of shares available under the Amended 1999 Plan will be increased by 300,000 shares of Common Stock. There has been very strong participation in the plan by the employees of Cole National and its participating subsidiaries. As of the date of this Proxy Statement, 284,000 shares of Common Stock have been purchased out of the original 400,000 shares approved at our 1999 Annual Meeting. Based on current participation levels, it is estimated that the current authorization will be fully utilized before the 2002 Annual Meeting of Stockholders.

Summary Description

A copy of the Amended 1999 Plan is attached to this Proxy Statement as Exhibit C. The following summary description is qualified in its entirety by reference to that exhibit. The plan provides for offering periods of six months ("*Offering Periods*"), unless the Compensation Committee of the Board of Directors otherwise determines, during which employees may make contributions to purchase shares of Common Stock. At the end of each Offering Period, shares of Common Stock are purchased automatically at a price equal to the lesser of 85% of the market price of shares of Common Stock at the beginning of the Offering Period or 85% of the market value of shares of Common Stock on the last day of the Offering Period. The plan will terminate when all shares of Common Stock available for issuance under the plan have been issued, unless earlier terminated in the discretion of the Board of Directors or upon the occurrence of certain types of corporate transactions.

An employee may elect to have up to fifteen percent (15%) of his or her compensation withheld and applied to the purchase of shares of Common Stock under the plan. Compensation for this purpose means the participant's total compensation, which includes regular base earnings, sales commissions, overtime, bonuses and incentive payments, and elective contributions that are not includible in income under the Internal Revenue Code. However, during any calendar year, no employee is entitled to purchase shares of Common Stock under the plan having a value of more than $25,000.

Each participant will be granted a separate purchase right for each Offering Period in which the individual participates. The purchase right will be granted on the first day of such Offering Period and will be automatically exercised on the last day of the Offering Period.

400,000 shares of Common Stock were available for issuance under the original plan. The proposed amendments would make an additional 300,000 shares available under the plan, for a total of 700,000 shares of Common Stock. In the event of any change in the Common Stock subject to the Amended 1999 Plan, or subject

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to any purchase right granted under the plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the Compensation Committee will make appropriate adjustments to:

- the class and maximum number of shares of Common Stock subject to the Amended 1999 Plan,

- the class and maximum number of shares of Common Stock purchasable by each participant per Offering Period, and

- the class and number of shares of Common Stock and price per share of Common Stock subject to outstanding purchase rights,

in order to prevent the dilution or enlargement of benefits under the Amended 1999 Plan.

Each employee of Cole National and its participating subsidiaries (the "**Participating Companies**") as the Board of Directors of Cole National or the Compensation Committee from time to time designate, may participate in the Amended 1999 Plan. However, employees whose customary employment with Cole National or any Participating Company is less than five months per calendar year will not be eligible to participate in the plan. In addition, an employee whose terms of employment are subject to the terms of a collective bargaining agreement will not be an eligible employee if and for such period of time as the union representing the collective bargaining unit of which the employee is a member affirmatively chooses, on behalf of the members of such unit, not to participate in the plan. Further, an employee will not be eligible to participate if such individual would, immediately after the grant of purchase rights, own or hold outstanding options or other rights to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Cole National. Currently, approximately 665 employees participate in the plan.

An eligible employee may enroll in the Amended 1999 Plan at the beginning of any Offering Period. Payment for Common Stock under the Amended 1999 Plan shall be effected by means of payroll deductions or such other means as the Compensation Committee may authorize. Payroll deductions will begin with the first pay day following the commencement of an Offering Period and will (unless terminated by the participant) remain in effect for each successive Offering Period. Interest will not accrue on amounts withheld from a participant's compensation or otherwise held in an account established for a participant.

A participant may withdraw from the plan, effective on the first day of the next payroll period, by filing the appropriate form with the Compensation Committee. Any payroll deductions previously collected from the participant and not previously applied to the purchase of Common Stock will, at the participant's election, be returned to the participant or held for the purchase of shares of Common Stock on the next purchase date immediately following such termination. If no such election is made, then such funds will be returned to the participant. An employee who has withdrawn from an Offering Period may not again participate in the Amended 1999 Plan until the next Offering Period.

Because the purchase of shares of Common Stock under the Amended 1999 Plan is discretionary with all eligible employees, it would not be meaningful to include information as to the number of shares of Common Stock which were distributable during fiscal 2000 to all employees, or to groups of employees, or to any particular employee of Cole National or any Participating Company.

The Board of Directors may amend, suspend, or discontinue the plan with respect to any shares of Common Stock at any time not subject to purchase rights. However, no such action may, without the approval of stockholders of Cole National, increase the number of shares of Common Stock available under the plan (other than for the permitted adjustments described above), modify the requirements as to eligibility for participation in the plan or cause the plan to fail to meet the requirements of an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Accordingly, the Board of Directors is seeking your approval of the proposed increase in the number of shares of Common Stock available under the plan.

Administration

The Amended 1999 Plan is administered by the Compensation Committee. The Compensation Committee has full authority to interpret and construe any provision of the plan and to adopt such rules and regulations for administering the plan as it may deem necessary. Decisions of the Compensation Committee are final and binding on all parties who have an interest therein.

Federal Income Tax Consequences

The Amended 1999 Plan and the right of eligible employees to make purchases thereunder are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant at the time of grant of a purchase right or upon the purchase of shares of Common Stock at the end of an Offering Period. As summarized below, a participant may be taxed upon the sale or other disposition of shares of Common Stock acquired under the Amended 1999 Plan. The consequences will depend upon how long the participant has held the shares of Common Stock prior to disposition.

If the shares of Common Stock are disposed of at least two years after the date of granting of the purchase right and at least one year after the shares of Common Stock are purchased under the Amended 1999 Plan, the following federal income tax consequences will apply. The lesser of (a) the excess of the fair market value of the shares of Common Stock at the time granted over the purchase price of the shares of Common Stock or (b) the excess of the fair market value of the shares of Common Stock at the time such shares are disposed of over the purchase price of the shares of Common Stock will be treated as ordinary income. Any further gain upon such sale will be treated as a capital gain. If the shares of Common Stock are sold and the sale price is less than the purchase price, there is no ordinary income and the employee has a capital loss equal to the difference. If a participant holds the shares of Common Stock for this period, no deduction in respect of the disposition of such shares of Common Stock will be allowed to Cole National.

If the shares of Common Stock are disposed of before the expiration of either the two year or the one year holding periods described above (a "*Disqualifying Disposition*"), the following federal income tax consequences will apply. The excess of the fair market value of the shares of Common Stock at the date the shares are purchased over the purchase price will be treated as ordinary income to the employee. This excess will constitute ordinary income in the year of sale or other disposition even if no gain is realized on the sale. Any further gain upon such sale will be treated as capital gain. If the shares of Common Stock are sold for less than their fair market value on the date of purchase, the same amount of ordinary income is attributed to the employee and a capital loss will be recognized equal to the difference between the sale price and the fair market value of the shares of Common Stock on such purchase date. To the extent the employee recognizes ordinary income by reason of a Disqualifying Disposition, Cole National will be entitled to a corresponding tax deduction for compensation in the tax year in which the disposition occurs.

The foregoing discussion is merely a summary of the more significant effects of the federal income tax on an employee of Cole National or any Participating Company with respect to shares of Common Stock purchased under the Amended 1999 Plan and does not purport to be a complete analysis of the tax laws dealing with this subject. Reference should be made to the applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder. In addition, this summary does not discuss the provisions of the income tax laws of any state or foreign country in which an employee may reside. Each employee should consult his or her own tax advisor concerning the federal, state, local and foreign income tax consequences of participation in the Amended 1999 Plan.

Required Vote

An affirmative majority of the votes cast is required to approve the Amended 1999 Plan. The total vote cast on the proposal — whether "for," "against" or "abstain," — must represent a majority of our Common Stock outstanding and entitled to vote at the meeting. Abstentions to the proposal will be counted as votes cast on the proposal. Shares that are not voted on the proposal because of restrictions on a broker's discretionary authority will not be counted as cast for the proposal. However, as long as those shares are voted on at least one of the proposals presented at the meeting, those shares will be counted as present.

If the Amended 1999 Plan is not approved, the original 1999 Employee Stock Purchase Plan will remain in effect until the original number of shares available under the plan have been purchased. Outstanding awards under the plan will be unaffected by the outcome of the voting.

Your Board of Directors recommends a vote FOR the approval of the 1999 Employee Stock Purchase Plan (Amended and Restated effective June 14, 2001).

APPOINTMENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Item No. 4

We ask that you ratify the appointment of Arthur Andersen LLP as independent certified public accountants to audit the books and accounts for Cole National and its subsidiaries for the 2001 fiscal year. A representative of Arthur Andersen LLP is expected to attend the Annual Meeting, will have the opportunity to make a statement if he or she so desires, and will be available to answer appropriate questions.

The following fees were billed to Cole National by Arthur Andersen LLP in fiscal 2000:

Audit Fees

Arthur Andersen LLP has billed Cole National $605,000, in the aggregate, for professional services rendered by Arthur Andersen LLP for the audit of Cole National's annual financial statements for the fiscal year ended February 3, 2001 and the reviews of the interim financial statements included in Cole National's Forms 10-Q filed during the fiscal year ended February 3, 2001.

Financial Information Design and Implementation Fees

Arthur Andersen LLP did not bill Cole National for any professional services described in Paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X rendered by Arthur Andersen LLP during the fiscal year ended February 3, 2001.

All Other Fees

Arthur Andersen LLP has billed Cole National $120,000, in the aggregate, for services rendered by Arthur Andersen LLP for all services (other than those covered above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees") during the fiscal year ended February 3, 2001.

Leased Employees

Arthur Andersen LLP has informed Cole National that none of the hours expended on Arthur Andersen LLP's engagement to audit Cole National's financial statements for the fiscal year ended February 3, 2001 were attributed to work performed by persons other than full-time, permanent employees of Arthur Andersen LLP.

Your Board of Directors recommends a vote FOR the ratification of the appointment of Arthur Andersen LLP as the independent certified public accountants of Cole National and its subsidiaries.

SUBMISSION OF STOCKHOLDER PROPOSALS

To be eligible for inclusion in our proxy statement and form of proxy for our next annual meeting, your proposals must be received at our executive offices on or before January 5, 2002. Under our By-Laws, no stockholder proposal or nomination for director may be submitted less than 60 days prior to a stockholder meeting for consideration at an annual meeting. If public notice of the date of the annual meeting is not given at least 75 days prior to the annual meeting, submissions must be delivered to Cole National no later than 10 days following the public announcement of the meeting date. Such proposals should be submitted by certified mail, return receipt requested, addressed to us at 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124, Attention: Secretary.

OTHER MATTERS

The Board of Directors knows of no other matters which are likely to be brought before the meeting, but if other matters do properly come before the meeting of which we did not have notice of prior to March 20, 2001, or that applicable laws otherwise permit proxies to vote on a discretionary basis, it is intended that the person authorized under solicited proxies will vote or act thereon in accordance with their own judgment.

Leslie D. Dunn
Secretary

Mayfield Heights, Ohio
May 10, 2001

It is important that the proxies be returned promptly. If you do not plan to attend the meeting, we urge you to fill out, date and mail the enclosed form of proxy in the enclosed envelope, which requires no postage if mailed in the United States.

Audit Committee Charter

Function of the Committee

The Committee will assist the Board in fulfilling the Board's oversight responsibilities relating to accounting for the Company's financial position and results of operations, as well as such other matters as may from time to time be specifically delegated to the Committee by the Board.

While the Committee has the powers and responsibilities set forth in this Charter and the Company's Certificate of Incorporation, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in compliance with generally accepted accounting principles, which is the responsibility of management and the outside auditor. Likewise, it is not the responsibility of the Committee to conduct investigations, to resolve disputes, if any, between management and the outside auditor or to assure compliance with laws or the Company's corporate compliance program or code of ethics.

Composition of the Committee

Requirements. The Committee will consist of at least three Board members. Each member of the Committee must be independent of management and free from any relationship with the Company that would interfere with the exercise of independent judgment as a Committee member. In determining independence, the Board will observe the requirements of Rules 303.01 and 303.02 of the NYSE Listed Company Manual.

Each member of the Committee must be financially literate or must become financially literate within a reasonable period of time after appointment to the Committee. The Board will determine, in its business judgment, whether a director meets the financial literacy requirement.

At least one member of the Committee must have accounting or related financial management expertise, as determined by the Board in its business judgment.

Appointment. The Board will appoint the members of the Committee. The Board will, or will delegate to the members of the Committee the responsibility to, appoint a Chairman of the Committee. The Chairman of the Committee will, in consultation with the other members of the Committee, the Company's outside auditors and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing agenda therefor and supervising the conduct thereof.

Outside Auditor

The outside auditor for the Company is ultimately accountable to the Board and the Committee. The Committee and the Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditor. Alternatively, the Committee and the Board may nominate the outside auditor to be proposed for shareholder approval in any proxy statement.

Responsibilities of the Committee

The Committee will:

1) <u>Recommend Outside Auditors</u>: Recommend to the Board annually, and at other appropriate times, the firm to be retained as the Company's outside auditors.

2) <u>Review Independence of Outside Auditors</u>: In connection with recommending the firm to be retained as the Company's outside auditors, review the information provided by management and the outside auditors relating to the independence of such firm, including, among other things, information related to the non-audit services provided and expected to be provided by the outside auditors.

   The Committee is responsible for (1) ensuring that the outside auditor submits on a periodic basis to the Committee a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard No. 1, a copy of which is attached hereto, (2) actively engaging in dialogue with the outside auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the outside auditor and (3) recommending that the Board take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

3) <u>Review Audit Plan</u>: Review with the outside auditors their plans for, and the scope of, their annual audit and other examinations.

4) <u>Conduct of Audit</u>: Discuss with the outside auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

5) <u>Review Audit Results</u>: Review with the outside auditors the report of their annual audit, or proposed report of their annual audit, the accompanying management letter, if any, the reports of their reviews of the Company's interim financial statements conducted in accordance with Statement on Auditing Standards No. 71, if any, and the reports of the results of such other examinations outside of the course of the outside auditors' normal audit procedures that the outside auditors may from time to time undertake.

6) <u>Review Financial Statements</u>: Review with appropriate officers of the Company and the outside auditors the annual and quarterly financial statements of the Company prior to public release thereof.

7) <u>Review Systems of Internal Accounting Controls</u>: Review with the outside auditors, the General Counsel and, if and to the extent deemed appropriate by the Chairman of the Committee, members of their respective staffs the adequacy of the Company's internal accounting controls, the Company's financial, auditing and accounting organizations and personnel and the Company's policies and compliance procedures with respect to business practices.

8) <u>Review Recommendations of Outside Auditors</u>: Review recommendations made by the outside auditors, as well as such other matters, if any, as such persons or other officers of the Company may desire to bring to the attention of the Committee.

9) <u>Securities Exchange Act</u>: Obtain assurance from the outside auditor that Section 10A of the Securities Exchange Act has not been implicated.

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10) <u>Review Other Matters</u>: Review such other matters in relation to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

11) <u>Board Reports</u>: Report its activities to the Board in such manner and at such times as it deems appropriate.

Meetings of the Committee

The Committee shall meet in person or telephonically at least two times annually, or more frequently as it may determine necessary, to comply with its responsibilities as set forth herein. The Committee may request any officer or employee of the Company or the Company's outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee may meet with management, the outside auditors and others in separate private sessions to discuss any matter that the Committee, management, the outside auditors or such other persons believe should be discussed privately. The Committee or its Chairman will meet with the Company's outside auditors with respect to the Company's quarterly results.

Consultants

The Committee may retain, at such times and on such terms as the Committee determines in its sole discretion and at the Company's expense, special legal, accounting or other consultants to advise and assist it in complying with its responsibilities as set forth herein.

Annual Report

The Committee will prepare, with the assistance of management, the outside auditors and outside legal counsel, a report for inclusion in the Company's proxy or information statement relating to the annual meeting of security holders at which directors are to be elected that complies with the requirements of the federal securities laws.

Annual Review of Charter

The Committee will review and reassess, with the assistance of management, the outside auditors and outside legal counsel, the adequacy of the Committee's charter at least annually.

EXHIBIT B

COLE NATIONAL CORPORATION

MANAGEMENT INCENTIVE BONUS PROGRAM

ARTICLE I

The Program and Its Purpose

Section 1.1 *Adoption of Program.* This Management Incentive Bonus Program (herein referred to as the ''Program'') is hereby adopted, effective as of March 17, 1996, and amended and restated as of March 29, 2001, to provide for the operation of the Program on and after such date.

Section 1.2 *Purpose.* The purpose of the Program is (a) to provide an annual incentive to senior managers of the Company to improve the Company's operating results, (b) to offer opportunities for equity ownership in the Company in order to promote retention of such senior managers and (c) to make the Company's overall compensation program competitive with similar companies.

ARTICLE II

Definitions

Section 2.1 *Definitions.* For purposes of the Program, the following terms shall be as set forth below.

''Award'' means the payment earned by a Participant as such payment is determined as set forth in Article VI.

''Base Salary'' means, for any Fiscal Year, the Participant's base salary as it has been approved as of the Performance Goals Date for such Fiscal Year, or if the Participant's employment with the Company commences after the Performance Goals Date but prior to November 1 of such Fiscal Year or if the Participant is promoted into a position of substantially greater responsibilities after the Performance Goals Date but prior to November 1 of such Fiscal Year, the Participant's base salary at the commencement of such employment or as effective upon such promotion.

''Board'' means the Board of Directors of the Company as it may be constituted from time to time.

~~''Change in Control'' means the occurrence of any of the following events:~~

~~the Company merges into itself, or is merged or consolidated with, another corporation and as a result of such merger or consolidation less than 51% of the voting power of the then-outstanding voting securities of the surviving or resulting corporation immediately after such transaction are owned in the aggregate by the former stockholders of the Company immediately prior to such transaction;~~

~~all or substantially all the assets accounted for on the Consolidated Balance Sheet of the Company are sold or transferred to one or more corporations or persons, and as a result of such sale or transfer less than 51% of the voting power of the then-outstanding voting securities of such corporation or person immediately after such sale or transfer is held in the aggregate by the former stockholders of the Company immediately prior to such transaction or series of transactions;~~

~~a person, within the meaning of Section 3(a)(9) or 13(d)(3) (as in effect on the date hereof) of the Exchange Act, becomes the beneficial owner (as defined in Rule 13d-3 of Securities and Exchange Commission pursuant to~~

the Exchange Act) of 15% or more of the voting power of the then outstanding voting securities of the Company; provided, however, that the foregoing does not apply to any such acquisition that is made by (i) any subsidiary of the Company; (ii) any employee benefit plan of the Company or any subsidiary of the Company; or (iii) any person or group of which employees of the Company or of any subsidiary control a greater than 25% interest unless the Board determines that such person or group is making a "hostile acquisition"; or

a majority of the members of the Board are not Continuing Directors.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

"Committee" means the Compensation Committee of the Board as it may be constituted from time to time.

"Common Stock" means the ~~Class A~~ Common Stock, $.001 par value per share, of the Company, or any other class of shares subsequently denominated as common stock.

"Company" means Cole National Corporation, a Delaware corporation, or any successor organization.

"Continuing Director" means any member of the Board who (a) was a member of the Board on March 17, 1996 or (b) was nominated for election or elected to the Board with the affirmative vote of a majority of the Continuing Directors who were members of Board at the time of such nomination or election.

"Covered Employee" means a Participant who is a "Covered Employee" within the meaning of Section 162(m) of the Code.

"Disability" means a mental or physical condition which, in the opinion of the Committee, renders a Participant unable or incompetent to carry out the job responsibilities which such Participant held or the duties to which such Participant was assigned at the time the disability was incurred, and which is expected to be permanent or for an indefinite duration.

"Eligible Employee" has the meaning ascribed to such term in Section 3.1 hereof.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fiscal Year" means a fiscal year of the Company.

"Participant" means an employee to whom an award is granted pursuant to the Program.

"Performance Goals" has the meaning ascribed to such term in Section 5.1 hereof.

"Performance Goals Date" means the date on which the Committee establishes the Performance Goals for a Fiscal Year in accordance with Section 5.2.

"Program" means this Management Incentive Bonus Program.

"Retirement" means retirement from active employment with the Company and each of its Subsidiaries under any retirement plan maintained by the Company.

"Subsidiary" means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company.

ARTICLE III

Eligibility and Participation

Section 3.1 *Eligibility.*   All senior management employees of the Company or any ~~s~~Subsidiary ~~thereof~~ who are designated by the Committee as eligible employees for the Program (an "Eligible Employee") are eligible to participate in the Program.

Section 3.2 *Participation.*

(a) *Designation.* The Committee shall, in its sole discretion, designate for a Fiscal Year which employees, if any, will participate in the Program for such Fiscal Year. Each Eligible Employee approved for participation will be notified of the selection as soon after approval as is practicable and shall become a Participant upon acceptance by him or her of such selection.

(b) *Participation for Employees Hired after Commencement of Fiscal Year.* An Eligible Employee whose employment with the Company commences after the first day of a Fiscal Year but prior to November 1 of such Fiscal Year and who remains actively employed through the end of the Fiscal Year may, at the Committee's discretion, participate in the Program for the Fiscal Year on a pro rata basis. An Eligible Employee whose employment with the Company commences after October 31 of a particular year may not participate in the Program for the Fiscal Year in which such employment commences.

(c) *No Right to Participate.*   No Participant or Eligible Employee has or at any time will have any right to be selected for current or future participation in the Program.

ARTICLE IV

Plan Administration

Section 4.1 *Responsibility.* The Committee has total and exclusive responsibility to control, operate, manage and administer the Program in accordance with its terms.

Section 4.2 *Authority of the Committee.* The Committee has and will have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Program. Without limiting the generality of the foregoing, the Committee has the exclusive right to (a) interpret the Program, (b) determine eligibility for participation in the Program, (c) decide all questions concerning eligibility for and the amount of Awards payable under the Program, (d) establish and administer the Performance Goals and certify whether, and to what extent, they are attained, (e) construe any ambiguous provision of the Program, (f) correct any default, (g) supply any omission, (h) reconcile any inconsistency, (i) issue administrative guidelines as an aid to administer the Program, (j) make regulations for carrying out the Program and to make changes in such regulations as they from time to time deem proper, and (k) decide any and all questions arising in the administration, interpretation and application of the Program.

Section 4.3 *Discretionary Authority.* The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Program including, without limitation, its construction of the terms of the Program and its determination of eligibility for participation and Awards under the Program. It is the intent of the Company in establishing the Program that the decisions of the Committee and its action with respect to the Program will be final, binding and conclusive upon all persons having or claiming to have any right or interest in or under the Program.

Section 4.4 *Section 162(m) of the Code.* With regard to all Covered Employees, the Program shall for all purposes be interpreted and construed in accordance with Section 162(m) of the Code.

Section 4.5 *Delegation of Authority.* Only the Committee may select and grant Awards to Participants who are Covered Employees. Except for such limitation and to the extent otherwise prohibited by law, the Committee may delegate some or all of its authority under the Program to any person or persons provided that any such delegation be in writing.

ARTICLE V

Performance Measurement

Section 5.1 *Definition of Performance Goals.* The performance criteria for a Fiscal Year (the "Performance Goals") will be based on: ~~objective, quantifiable measures for the Company as a whole or the operating units of the Company and may include, and will be limited to, earnings, operating income, increases in revenues, return on assets, investment, sales or equity, total stockholder return, or any combination thereof.~~ operating profits (including but not limited to, cash flow, EBIT or EBITDA), net profits, earnings per share, profit return ratios and margins, revenues, shareholder return and/or value, stock price or working capital or any combination thereof. Performance Goals may be measured solely on a corporate, subsidiary, division, business unit, department, region, function, individual participant or comparable store basis, or a combination thereof. Further, Performance Goals may reflect absolute performance, a relative comparison of entity performance to the performance of a peer group of entities, growth or a selected external measure of the selected Performance Goal. Profits, earnings and revenues used for any Performance Goal measurement may exclude: gains or losses on operating asset sales or dispositions; asset write-downs; litigation or claim disputes or settlements; accruals for historic environmental obligations; effect of changes in tax law or rate on deferred tax liabilities; accruals for reorganization and restructuring programs; uninsured catastrophic property losses; the cumulative effect of changes in accounting principles; and any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30, and/or in management's discussion and analysis of financial performance appearing in the Company's annual report to shareholders for the applicable year.

Section 5.2 *Establishment of Performance Goals.* The Committee will, on or before the 90th day of the Fiscal Year, establish (a) the Performance Goals and (b) if more than one Performance Goal is established, the weighting of the Performance Goals.

Section 5.3 *Adjustments to Performance Goals.* The Committee may at any time during the first 90 days of a Fiscal Year, or, subject to the second paragraph of this Section 5.3, at any time thereafter in its sole and absolute discretion, adjust or modify the calculation of a Performance Goal for such Fiscal Year in order to prevent the dilution or enlargement of the rights of Participants (a) in the event or in anticipation of any unusual or extraordinary corporate items, transaction, event or development; (b) in recognition or in anticipation of any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to or in anticipation of changes in applicable laws, regulations, accounting principles or business conditions; and (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant.

Notwithstanding the foregoing, to the extent the exercise of such authority after the first 90 days of a Fiscal Year would cause the Awards granted to the Covered Employees for the Fiscal Year to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, then such authority shall only be exercised with respect to those Participants who are not Covered Employees.

ARTICLE VI

Awards

Section 6.1 *Potential.*   On or before the 90th day of each Fiscal Year the Committee shall establish a written schedule of the amount of an Award that will be payable to a Participant under the Program. ~~The amount of an Award will be expressed as a percentage of Base Salary, ranging from 0% to 100%, depending upon the level of attainment of the Performance Goals for such Fiscal Year.~~

Section 6.2 *Calculation and Approval.*   As soon as practicable after the Company's financial results for the Fiscal Year have been approved by the Board, the Committee will certify in writing the attainment of the Performance Goals established for the Fiscal Year and will calculate the Award, if any, payable to each Participant under the schedule established pursuant to Section 6.1 hereof.

Section 6.3 *Form.*   Awards may, at the Committee's sole discretion, be paid in cash, Common Stock or a combination thereof, and be subject to such terms, conditions, restrictions and limitations (including, but not limited to, restrictions on transferability and vesting) as the Committee may determine, provided that such terms, conditions, restrictions and limitations are not inconsistent with the terms of the Program. For purposes of the Program, the payment of an Award in shares of Common Stock will be based on the average of the closing price of the Common Stock on the New York Stock Exchange for the 30 trading days prior to the last day of the Fiscal Year to which the Award relates.

Section 6.4 *Termination of Employment* ~~*Due to Retirement, Disability or Death.*~~   ~~If (a) a~~The Committee may provide for partial or full payment of the Award in the event a Participant's employment is terminated during a Fiscal Year by reason of ~~R~~retirement, ~~D~~disability, ~~or~~ death, or otherwise. ~~and (b) the Participant has been a Participant in the Program for at least three months of such Fiscal Year, the Participant will be eligible to receive a prorated Award for the Fiscal Year in which such termination of employment occurs.~~

~~Section 6.5 *Other Terminations of Employment.*   Except as provided in Sections 6.4 and 6.6 hereof, if a Participant's employment is terminated prior to the end of a Fiscal Year, the Participant's participation in the Program shall end, and the Participant shall not be entitled to any Award for such Fiscal Year.~~

~~Section 6.6~~Section 6.5 *Change in Control.*   The Committee may provide for partial or full payment of the Award ~~I~~in the event of a ~~C~~change in ~~C~~control, ~~notwithstanding anything contained herein to the contrary, the Company shall pay each Participant who is participating in the Program at the time of such Change in Control a lump sum cash payment equal to the maximum Award that could be paid hereunder to each Participant for the Fiscal Year in which the Change in Control occurs. Further,~~ and may further provide that all terms, conditions, restrictions and limitations in effect on any outstanding Award ~~shall~~ will immediately lapse on the date of such ~~C~~change in ~~C~~control, and any unvested Award ~~shall~~ will automatically become one hundred percent (100%) immediately vested. For purposes of this Program, the Committee has and will have the sole discretion to determine whether, under what circumstances and the date on which a ~~C~~change in ~~C~~control occurred.

~~Section 6.7~~Section 6.6 *Limitations.*   Notwithstanding any provision herein to the contrary:

(a) except as provided in Section 6.5, no Award will be paid for a Fiscal Year in which performance fails to attain or exceed the minimum level for any of the Performance Goals; and

(b) no Awards to any one individual will be more than $5,000,000 in the aggregate in any three consecutive fiscal years. ~~for a Fiscal Year shall exceed $1,500,000.~~

41

~~Section 6.8~~Section 6.7 *Payment of Awards by Participant's Employer.*   The payment of any Awards under this Program may be made to a Participant by the ~~s~~Subsidiary ~~of the Company~~ that employs the Participant or by the Company.

ARTICLE VII

Miscellaneous

Section 7.1 *Employment.*   Nothing in this Program will interfere with or limit in any way the right of the Company or a Subsidiary to terminate a Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or a ~~s~~Subsidiary ~~thereof.~~

Section 7.2 *Nonassignability.*   No Award under this Program may be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, pledge or encumbrance, nor may any Award be payable to anyone other than the Participant to whom it was granted (other than by will or the laws of descent and distribution).

Section 7.3 *Laws Governing.*   This Program is to be construed in accordance with and governed by the laws of the State of Ohio.

Section 7.4 *Withholding Taxes.*   The Company ~~may~~ will deduct from all payments under this Program any federal, state or other taxes required by law to be withheld with respect to such payments.

Section 7.5 *Program Binding on Company and Successors.*   This Program will be binding upon and inure to the benefit of the Company, its successors and assigns and each Participant and his or her beneficiaries, heirs, executors, administrators and legal representatives.

Section 7.6 *Amendment and Termination.*   The Committee may suspend or terminate this Program at any time or without prior notice. In addition, the Committee may, from time to time and with or without prior notice, amend this Program in any manner but may not without stockholder approval adopt any amendment that would require the vote of the stockholders of the Company pursuant to Section 16 of the Exchange Act or Section 162(m) of the Code.

Section 7.7 *Regulatory Approvals and Listings.*   Notwithstanding anything contained herein to the contrary, the Company will have no obligation to issue or deliver certificates of Common Stock evidencing Awards or any other Award resulting in the payment of Common Stock prior to (a) the obtaining of any approval from any governmental agency that the Company, in its sole discretion, determines to be necessary or advisable, (b) the admission, if required, of such shares to listing on the stock exchange on which the Common Stock may be listed and (c) the completion of any registration or other qualification of said shares under any state or federal law or ruling of any governmental body which the Company, in its sole discretion, deems necessary or advisable.

Section 7.8 *Compliance with Section 162(m).*   If any provision of the Program would cause the Awards granted to a Covered Employee not to constitute qualified "performance-based compensation" under Section 162(m) of the Code, that provision, insofar as it pertains to the Covered Employee, shall be severed from, and shall be deemed not to be part of this Program, but the other provisions hereof shall remain in full force and effect.

EXHIBIT C

COLE NATIONAL CORPORATION

1999 EMPLOYEE STOCK PURCHASE PLAN
(AMENDED AND RESTATED EFFECTIVE JUNE 14, 2001)

1. Purpose

The Cole National Corporation 1999 Employee Stock Purchase Plan, as amended and restated effective June 14, 2001 (the "Plan") is intended to provide eligible employees of Cole National Corporation (the "Company") and such other companies, whether or not currently in existence or currently affiliated with the Company ("Participating Companies"), as the Board of Directors of the Company (the "Board") or the Committee (as defined below) shall from time to time designate, with a convenient method of becoming shareholders of the Company; provided that each such Participating Company shall qualify as a "parent corporation" or "subsidiary corporation" (a "Corporate Affiliate"), as defined in Section 424(e) and (f) of the Internal Revenue Code of 1986, as amended (the "Code"), on the first day of the relevant Offering Period (as such term is defined in Article 5). It is further intended that the Plan shall qualify as an "employee stock purchase plan" as defined in Section 423 of the Code.

2. Administration

(a) Administrative Body. The Plan shall be administered by the Compensation Committee (the "Committee") of the Board. The Committee shall have full authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it may deem necessary. Decisions of the Committee shall be final and binding on all parties who have an interest in the Plan. The Committee may delegate any of its duties and responsibilities under the Plan.

(b) Rule 16b-3 Limitations. Notwithstanding the provisions of Subsection 2(a), in the event that Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or any successor provision ("Rule 16b-3") provides specific requirements for the administrators of plans of this type, the Plan shall only be administered by such a body and in such a manner as shall comply with the applicable requirements of Rule 16b-3. Unless permitted by Rule 16b-3, no discretion concerning decisions regarding the Plan shall be afforded to any committee or person that is not "disinterested" as that term is used in Rule 16b-3.

3. Effective Date and Term of Plan

(a) Effective Date; Approval of Shareholders. The Plan shall take effect upon adoption by the Board; provided, however, that any purchase rights and purchases under the Plan shall be null and void unless the Plan is approved by a vote of the holders of a majority of the total number of outstanding shares of the common stock of the Company ("Common Stock") present in person or by proxy at a meeting at which a quorum representing a majority of the outstanding Common Stock is present in person or by proxy, which approval must occur within the period of 12 months before and 12 months after the date the Plan is adopted by the Board.

(b) Termination of Plan. The Plan shall continue in effect until the date on which all shares of Common Stock available for issuance under the Plan shall have been issued unless earlier terminated pursuant to Section 9 or 10.

4. Stock Subject to the Plan

(a) Number of Shares. The stock subject to the Plan shall be shares of Common Stock which are authorized but unissued or which have been reacquired by the Company. In connection with the sale of shares of Common Stock under the Plan, the Company may repurchase shares of Common Stock in the open market. The aggregate number of shares of Common Stock which may be issued pursuant to the Plan shall not exceed ~~400,000~~ 700,000 shares (subject to further adjustment thereafter as provided in Section 4(b)).

(b) Adjustment. If any change is made in the Common Stock subject to the Plan, or subject to any purchase right granted under the Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, spin-off, combination of shares, exchange of shares, change in corporate structure, or otherwise), the Committee shall make appropriate adjustments as to (i) the class and maximum number of shares subject to the Plan, (ii) the class and maximum number of shares purchasable by each participant per Offering Period and (iii) the class and number of shares and price per share of stock subject to outstanding purchase rights, in order to prevent the dilution or enlargement of benefits thereunder.

5. Offering Periods

(a) Terms of Offering Period. Common Stock shall be offered for purchase under the Plan through a series of successive offering periods ("Offering Periods") until such time as (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been issued pursuant to purchase rights granted under the Plan or (ii) the Plan shall have been sooner terminated in accordance with Article 9 or 10. The Committee shall determine, in its discretion, the length of each Offering Period, provided that no Offering Period shall have a term exceeding 27 months.

(b) Initial Offering Periods. The initial Offering Period under the Plan ~~shall begin~~ began on August 1, 1999 and ~~shall end~~ ended on December 31, 1999. Unless the Committee otherwise determines, subsequent Offering Periods shall be for a period of six calendar months, commencing on each January 1 and July 1 during the term of the Plan.

(c) Purchase Rights. Each participant shall be granted a separate purchase right for each Offering Period in which the individual participates. The purchase right shall be granted on the first day of such Offering Period and shall be automatically exercised on the last day of the Offering Period.

6. Eligibility and Participation

(a) General Rules. Each employee of the Company or any of the Participating Companies whose customary employment with the Company or any Participating Company is at least five months per calendar year and who has not less than one year of service with the Company and any Participating Company shall be an eligible employee, provided that an employee whose terms of employment are subject to the terms of a collective bargaining agreement shall not be an eligible employee if and for such period of time as the union representing a collective bargaining unit of which any employee is a member affirmatively chooses, on behalf of the members of such unit, not to participate in the Plan. An employee may participate in an Offering Period if the employee (i) has become an eligible employee before the first day of the Offering Period, (ii) has completed any minimum service requirement that may be specified by the Committee for such Offering Period (or in the case of an employee whose terms of employment are subject to the terms of a collective bargaining agreement, any probationary period specified therein for participation in the Plan), not to exceed two years and (iii) remains an eligible employee on the first day of the Offering Period. Eligible employees may become participants with respect to an Offering Period by executing such instruments as the Committee may specify and delivering them to such persons and at such time prior to the first day of that Offering Period as the Committee may specify.

(b) <u>Five Percent Owner</u>. Under no circumstances shall purchase rights be granted under the Plan to any employee if such individual would, immediately after the grant, own (within the meaning of Code Section 424(d)), or hold outstanding options or other rights to purchase, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Corporate Affiliate.

7. <u>Purchase Rights</u>

Purchase rights shall be evidenced by instruments in such form as the Committee may from time to time approve, and shall conform to the following terms and conditions:

(a) <u>Purchase Price</u>. The purchase price ("Purchase Price") per share of each share of Common Stock purchased on any date within an Offering Period shall be the lower of (i) eighty- five percent (85%) of the fair market value per share of the Company's Common Stock on the first day of the Offering Period and (ii) eighty-five percent (85%) of the fair market value per share of the Company's Common Stock on the purchase date.

(b) <u>Fair Market Value</u>. For purposes of the Plan, the fair market value per share of the Company's Common Stock on any day shall be the closing price on that date as recorded by the Wall Street Journal in the New York Stock Exchange Composite Transactions, or on the next regular business date on which shares of the Common Stock are traded in the event that no shares of the Common Stock have been traded on the relevant day. If the New York Stock Exchange shall cease to be the primary exchange or market for the Company's Common Stock, fair market value shall be determined based on the closing price (or, if not available, the mean between the high and low selling or bid and asked prices) as reported for the exchange or market that the Committee determines to be the primary market for such Common Stock.

(c) <u>Payroll Deductions</u>. Payment for Common Stock under the Plan shall be effected by means of the participant's authorized payroll deductions or such other means as the Committee may authorize. Such deductions shall begin with the first pay day following the commencement of the Offering Period and shall (unless sooner terminated by the participant) remain in effect for successive Offering Periods. No interest shall accrue on any amounts withheld from a participant's compensation or otherwise held in an account established for a participant. The Committee may permit participants to elect payroll deductions pursuant to one or either of the following methods:

(i) <u>Flat Dollar Amount</u>. A participant may elect an amount, per biweekly payroll check, to be contributed to the Plan, not in excess of fifteen percent (15%) of his or her compensation (as defined below) on an annualized basis. The minimum contribution is $20 per payroll check. If permitted by the Committee in its discretion, each participant may also make a separate election to contribute to the Plan a specified dollar amount from annual scheduled bonus payments.

(ii) <u>Percentage of Compensation</u>. A participant may elect a percentage of the participant's compensation paid during the Offering Period, in one percent (1%) increments (not to exceed fifteen percent (15%)), to be contributed to the Plan. Compensation for this purpose means the participant's total compensation, which includes regular base earnings paid by the Company or a Participating Company, sales commissions, overtime, bonuses and incentive payments, and elective contributions that are not includible in income under Sections 125 and 401(k) of the Code, or any other definition of compensation that complies with the requirements of Section 423(b)(5) of the Code.

(d) <u>Number of Shares</u>. On the first day of any Offering Period, the Company shall be deemed to have granted under this Plan to the participant an option for as many full shares and fractional shares of Common

Stock as he or she will be able to purchase with the payroll deductions and other amounts credited to his or her account during the Offering Period.

(e) <u>Termination of or Changes to Payroll Deductions</u>. Unless a participant has irrevocably elected otherwise, the participant may terminate payroll deductions at any time by filing the appropriate form with the Committee. Such termination shall become effective as soon as administratively practicable following the receipt of such form. Any payroll deductions previously collected from the participant and not previously applied to the purchase of Common Stock during that Offering Period shall, at the participant's election, immediately be refunded or held for the purchase of shares of Common Stock on the next purchase date immediately following such termination. If no such election is made, then such funds shall be refunded as soon as administratively practicable after the purchase date. Prior to the commencement of any new Offering Period, a participant may resume, increase or decrease payroll deductions by filing the appropriate form with the Committee. The new payroll deduction shall become effective on the first day of the first Offering Period following the receipt of such form. Distribution of Common Stock held in a participant's account shall be distributed pursuant to Section 7(g).

(f) <u>Termination of Employment</u>. If a participant ceases to be employed by the Company or a Participating Company for any reason, including death or disability, prior to the end of an Offering Period, the participant's purchase right shall terminate, and any payroll deductions previously collected from the participant and not previously applied to the purchase of Common Stock during that Offering Period shall be paid to the participant or the participant's personal representative as soon as practicable. The Committee may provide, on a uniform basis with respect to any Offering Period, that an employee who is on a leave of absence shall be deemed to have terminated employment after a specified period.

(g) <u>Evidence of Stock Ownership; Transfer Restrictions on Shares and Escrow; Dividends</u>.

(i) Promptly following the end of each Offering Period, the number of shares of Common Stock purchased by each participant shall be deposited into an account established in the participant's name at a stock brokerage or other financial services firm designated by the Company (the "ESPP Broker").

(ii) A participant shall be free to undertake a disposition (as that term is defined in Section 424(c) of the Code) of the shares of Common Stock in his or her Account at any time, whether by sale, exchange, gift, or other transfer of legal title, but in the absence of such a disposition of the shares of Common Stock, the shares must remain in the participant's account at the ESPP Broker until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to shares of Common Stock for which the Code Section 423(a) holding period has been satisfied, the participant may move those shares of Common Stock to another brokerage account of the participant's choosing or request that a stock certificate be issued and delivered to him or her.

(iii) The Committee may determine, in its discretion, that shares of Common Stock acquired under the Plan during an Offering Period shall not be transferable by the participant, other than by reason of death or such other reasons as the Committee may specify, for a period not to exceed one (1) year following the purchase date. If the Committee does so determine, shares so acquired shall be held in escrow by the Company until such transfer restrictions lapse. The Committee may also provide with respect to any Offering Period, that in the event that a participant attempts to transfer shares held in escrow on his or her behalf or terminates employment with the Company or Participating Company while shares are held in escrow on his or her behalf, the Company shall have an automatic right to repurchase, unless such repurchase is prohibited or restricted by law, such shares, for an amount equal to the lesser of (i) the price paid for the shares by the participant, or (ii) the fair market value (determined in accordance with Section 7(b)) of the shares on the date of repurchase.

(iv) All regular cash dividends on shares of Common Stock or other securities at the time held on behalf of a participant shall be reinvested in shares of Common Stock under the Plan.

(v) Following the termination of employment of a participant, shares of Common Stock shall be deposited in a non-Plan account following the end of the restriction period set forth in Section 7(g)(ii).

(h) Proration of Purchase Rights. If the total number of shares of Common Stock for which purchase rights are to be granted on any date in accordance with the terms of the Plan exceed the number of shares of Common Stock then remaining available under the Plan (after deduction of all shares of Common Stock for which purchase rights have been exercised or are then outstanding), the Committee shall make a pro rata allocation of the shares of Common Stock remaining available in as near as uniform a manner as shall be practicable and as it shall deem equitable. The Committee shall give written notice of such allocation to each participant affected thereby.

(i) Exercise. Each purchase right shall be exercised automatically on the purchase date for the number of purchasable shares and fractions of Common Stock, unless the purchase right has been previously terminated pursuant to Section 7(e) or 7(f).

(j) Assignment. Subject to Section 8, purchase rights under the Plan shall not be assignable or transferable by the participant other than by will or by the laws of descent and distribution and during the life of the participant shall be exercisable only by the participant.

(k) Rights as Stockholder. A participant shall have no rights as a stockholder with respect to shares of Common Stock covered by any purchase right granted under the Plan until the purchase right is exercised. No adjustments shall be made for dividends or other rights for which the record date is prior to the date of exercise.

(l) Accrual Limitations. No purchase right shall permit the rights of a participant to purchase stock under all "employee stock purchase plans" (as defined in Section 423 of the Code) of the Company or a Corporate Affiliate to accrue at a rate that exceeds $25,000 of fair market value of such stock (determined at the time such purchase right is granted) for each calendar year in which such purchase right is outstanding at any time. For Offering Periods of less than one year, the Committee may, by uniform rule applicable to each participant, limit the accrual rate to a pro-rata portion of such $25,000.

(m) Regulatory Approval. The implementation of the Plan, the granting of any purchase right under the Plan, and the issuance of Common Stock upon the exercise of any such purchase right shall be subject to the Company's compliance with all applicable requirements of the Securities Act of 1933, all applicable listing requirements of any securities exchange on which the Common Stock is listed and all other applicable requirements established by law or regulation.

(n) Other Provisions. Instruments evidencing purchase rights may contain such other provisions, not inconsistent with the Plan, as the Committee deems advisable.

8. Designation of Beneficiary

A participant may file a written designation of a beneficiary who is to receive shares of Common Stock and cash, if any, credited on behalf of the participant under the Plan in the event of such participant's death. Such designation of beneficiary may be changed by the participant at any time by filing the appropriate form with the Committee. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company shall deliver such shares of

Common Stock and/or cash to the participant's spouse or if no spouse is living, to the children of the participant in equal shares.

9. Corporate Transactions

(a) Termination. In the event of the disposition of all or substantially all of the assets or outstanding capital stock of the issuer of the Common Stock by means of a sale, merger, reorganization, or liquidation (a "Corporate Transaction"), each purchase right under this Plan, unless assumed pursuant to a written agreement by the successor corporation or a parent or subsidiary thereof, shall automatically be exercised immediately prior to the consummation of the Corporate Transaction as if such date were the last purchase date of the Offering Period. Any payroll deductions or other amounts held in a participant's account that are not applied to such purchase shall be promptly refunded to the participant.

(b) Corporate Structure. The grant of purchase rights under this Plan shall in no way affect the right of the Company to adjust, reclassify, reorganize, or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

10. Amendment and Termination

The Board may from time to time alter, amend, suspend, or discontinue the Plan with respect to any shares of Common Stock at any time not subject to purchase rights; provided, however, that no such action of the Board may, without the approval of stockholders of the Company, (i) increase the number of shares of Common Stock subject to the Plan (unless necessary to effect the adjustments required under Section 4(b)), (ii) modify the requirements as to eligibility for participation in the Plan or (iii) make any other change with respect to which the Board determines that stockholder approval is required by applicable law or regulatory standards or with respect to which stockholder approval is required in order to maintain the Plan's status as an "employee stock purchase plan" under Section 423 of the Code.

COLE NATIONAL CORPORATION

PROXY   **THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned hereby appoints Jeffrey A. Cole, Larry Pollock and Leslie D. Dunn, and each of them, with full power of substitution, and hereby authorizes them to represent the undersigned and to vote all of the shares of Common Stock in COLE NATIONAL CORPORATION (the "Company") held of record by the undersigned on April 20, 2001, at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 14, 2001, and any adjournment(s) thereof as follows and in accordance with their judgment upon any other matter properly presented:

1. THE ELECTION OF SEVEN DIRECTORS.
   The Board of Directors recommends a vote FOR all nominees listed below.

   ☐ FOR all nominees listed below   ☐ WITHHOLD AUTHORITY
   (except as marked to the contrary below)   to vote for all nominees listed below
   Jeffrey A. Cole, Timothy F. Finley, Irwin N. Gold, Peter V. Handal, Larry Pollock, Charles A. Ratner and Walter J. Salmon

   (INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

2. APPROVAL OF AMENDMENTS TO, AND THE REAUTHORIZATION OF, THE MANAGEMENT INCENTIVE BONUS PROGRAM.
   The Board of Directors recommends a vote FOR this proposal.
   ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. APPROVAL OF AMENDMENTS TO THE 1999 EMPLOYEE STOCK PURCHASE PLAN.
   The Board of Directors recommends a vote FOR this proposal.
   ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

(Continued and to be signed on reverse side)

(Continued from other side)

4. CONFIRM THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR 2001.
   The Board of Directors recommends a vote FOR this proposal.
   ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

This proxy, when properly executed, will be voted as directed by the undersigned stockholder.

Date: _____ , 2001

_____
Signature

_____
Signature (if held jointly)

IMPORTANT: Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.